UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2018

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                     to

Commission file number 001-14965

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

THE GOLDMAN SACHS 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE GOLDMAN SACHS GROUP, INC.

200 West Street

New York, NY 10282

THE GOLDMAN SACHS 401(k) PLAN

Financial Statements and Supplemental Schedules

*

All other schedules required by 29 CFR §2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Participants of The Goldman Sachs 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Goldman Sachs 401(k) Plan (the “Plan”) as of December 31, 2018 and 2017 and the related statements of changes in net assets available for benefits for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2018, schedule of assets (acquired and disposed of within year) for the year ended December 31, 2018 and schedule of reportable transactions for the year ended December 31, 2018 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

New York, NY
June 21, 2019

We have served as the Plan’s auditor since at least 1983. We have not been able to determine the specific year we began serving as auditor of the Plan.

THE GOLDMAN SACHS 401(k) PLAN

Statements of Net Assets Available for Benefits

	As of December
$ in thousands	2018	2017
Assets
Investment assets (at fair value)	$6,873,329	$7,438,898
Receivables:
Employee contributions	6,469	5,897
Employer contributions	107,912	105,498
Notes receivable from participants	25,918	26,798
Interest and dividends	8,157	6,444
Due from brokers and other receivables	101,970	115,775
Total assets	$7,123,755	$7,699,310
Liabilities
Investment liabilities (at fair value)	$49,616	$42,023
Due to brokers and other payables	62,261	89,787
Accrued expenses	851	3,592
Total liabilities	112,728	135,402
Net assets available for benefits	$7,011,027	$7,563,908

The accompanying notes are an integral part of these financial statements.

THE GOLDMAN SACHS 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December

$ in thousands	2018	2017
Additions
Investment income/(loss):
Net appreciation/(depreciation) in the fair value of investments	$(538,396)	$919,963
Interest and dividends	94,598	69,857
Less: Investment management fees and other expenses	(17,919)	(12,880)
Total investment income/(loss)	(461,717)	976,940
Interest income on notes receivable from participants	1,205	1,125
Contributions:
Employee	237,542	211,153
Employer	107,912	105,498
Total contributions	345,454	316,651
Total additions	(115,058)	1,294,716
Deductions
Benefits paid	437,823	525,490
Total deductions	437,823	525,490
Net increase/(decrease) in net assets available for benefits	(552,881)	769,226
Net assets available for benefits, beginning balance	7,563,908	6,794,682
Net assets available for benefits, ending balance	$7,011,027	$7,563,908

The accompanying notes are an integral part of these financial statements.

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

Note 1.

Plan Description

The following description of The Goldman Sachs 401(k) Plan (the Plan) is provided for general information purposes only. The Plan sponsor is The Goldman Sachs Group, Inc. (the firm). Participants should refer to the Plan document, as most recently amended and restated effective January 1, 2016, for a more complete description of the Plan’s provisions. Items referenced in italics are defined in the Plan document.

The Plan became effective on January 1, 1945 as the “Goldman Sachs Employees’ Profit Sharing Retirement Income Plan” and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective January 1, 2008, the Goldman Sachs Employees’ Profit Sharing Retirement Income Plan was amended to incorporate a 401(k) safe harbor design, and was renamed “The Goldman Sachs 401(k) Plan.” The Plan has been subsequently amended for various reasons, including to reflect changes in law.

General

The Plan is a defined contribution plan to which participants may elect to make pre-tax, and “Roth” after-tax, contributions each year from their 401(k) Compensation (as determined under the Plan), and to which they can roll over amounts from certain other qualified retirement arrangements. The Plan’s Plan Year is the 12-month period commencing on January 1 and ending on the following December 31. The Plan offers a dollar-for-dollar Firm Matching Contribution on participants’ elective deferrals of up to 4% of their Safe Harbor Compensation, up to applicable statutory limitations. If 4% of an eligible participant’s Safe Harbor Compensation is less than $6,000, the firm will allocate to that eligible participant’s account a Supplemental Contribution equal to the difference. In addition to these contributions, the firm will allocate to each eligible participant an Additional Retirement Contribution of up to $4,000. Collectively, the Firm Matching Contribution, Supplemental Contribution and Additional Retirement Contribution are herein referred to as the Firm Contributions.

The Plan has two named fiduciaries, the Retirement Committee and the Administrative Committee. The Retirement Committee has the power to appoint one or more investment managers, as well as certain other duties relating to the investment of the funds held by the trustee. The Administrative Committee is responsible for administering the terms and provisions of the Plan. In general, each committees’ members are employees of the firm or its affiliates, although in certain cases non-employees may serve on either committee. Rocaton Investment Advisors (Rocaton) is the Retirement Committee’s investment adviser. In April 2019, Rocaton was acquired by Goldman Sachs Asset Management (GSAM). As a result of the acquisition, the Plan has selected a new independent investment adviser and the services are expected to be transitioned in the second half of 2019. Participants direct their contributions and the Firm Contributions into various investment options available from time to time under the Plan through the Goldman Sachs Profit Sharing Master Trust (the Master Trust). The Plan is the sole investor in the Master Trust. Participants’ directed investments can be allocated to mutual funds, collective trusts, separately managed accounts and a bank deposit account. Alight Solutions is the Plan’s record keeper.

The Plan offers participants the option to invest in the Company Stock Fund, which is a separately managed account and substantially all of its investments are shares of the firm’s common stock. In accordance with a policy adopted by the Retirement Committee, no more than 20% of any contribution made on behalf of each participant can be invested in the Company Stock Fund. When a participant reallocates his or her total investment balance, he or she is limited to reallocating 20% of his or her total investment balance into the Company Stock Fund. In addition, participants are restricted from transferring into or out of the Company Stock Fund during certain periods in accordance with the firm’s compliance procedures designed to avoid violations of applicable securities laws.

The Plan’s investments are owned by the Master Trust, which is subject to a trust agreement (the Trust Agreement) with State Street Bank and Trust Company (the Trustee). In the second half of 2019, the trustee will change from State Street Bank and Trust Company to the Bank of New York Mellon Corporation.

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

Eligibility

Employees become eligible to make pre-tax, and “Roth” after-tax, contributions to the Plan as of the first day of the month after they join the firm or its affiliates as eligible employees. In addition, employees are eligible, as determined under the Plan document, to participate in the Firm Matching Contributions and Supplemental Contributions generally as of the first day of the month after they complete both one Year of Service, as defined, and attain age 21. In addition, to be eligible for the Supplemental Contribution, the employee generally must be employed on the last day of the firm’s fiscal year that ends with or within the Plan Year.

Generally, to be eligible for the Additional Retirement Contribution, employees must have been (i) eligible for benefits under the Goldman Sachs Employees’ Pension Plan as of November 26, 2004, (ii) age 46 or older as of November 26, 2004, and (iii) employed by the firm or its affiliates as of the last day of the current fiscal year.

Vesting

Participants are immediately fully vested in their own 401(k) contributions, the Firm Matching Contributions and Supplemental Contributions, and the earnings thereon. Participants became fully vested after three Years of Service in the Additional Retirement Contributions, and the net earnings thereon. Additionally, upon the earliest to occur of: (i) attainment of age 65 while employed by the firm or its affiliates or on military duty, (ii) disability retirement, (iii) death or (iv) Plan termination, each participant or beneficiary will be 100% vested and may receive a lump-sum amount equal to the value of the funds or a portion thereof allocated to the participant’s account or may receive periodic distributions from the Plan.

Benefits

Any benefits provided by the Plan are paid from net assets available for benefits. The benefit to which a Plan participant is entitled equals the amount that can be provided by the vested contributions and net earnings (or losses) thereon (including net realized and unrealized investment appreciation and depreciation) allocated to such participant’s account.

Notes Receivable from Participants

A participant in the Plan is permitted to borrow between $1,000 and $50,000, reduced by (i) the highest outstanding balance of loans to such participant from the Plan during the one-year period ending on the day before the date on which such new loan is made, less (ii) the outstanding balance of loans to such participant from the Plan on the date of such new loan, subject to an overall cap of the lesser of (a) one-half of the participant’s total vested account balance (including Firm Contributions) or (b) the balance in the participant’s 401(k) and rollover contribution accounts. A participant may not borrow any amounts attributable to the Firm Contributions. Interest on loans is fixed at the U.S. prime rate plus one percent for the life of the respective loan. Loans generally must be repaid within five years, or in some cases, ten years. Loans are repaid (principal and interest) and added back to participants’ account balances generally through regular after-tax payroll deductions.

Note 2.

Summary of Significant Accounting Policies

Basis of Presentation

These financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

All references to 2018 and 2017 refer to the Plan’s years ended, or the dates, as the context requires, December 31, 2018 and December 31, 2017, respectively. Certain reclassifications have been made to previously reported amounts to conform to the current presentation.

Use of Estimates

Preparation of these financial statements requires management to make certain estimates and assumptions, the most important of which relates to fair value measurements of the Plan’s investments. These estimates and assumptions are based on the best available information, but actual results could be materially different.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Participant loans are measured at their unpaid principal balance, plus any accrued but unpaid interest.

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

Risks and Uncertainties

Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Expenses

Investment management fees charged by managers of mutual funds are borne by the Plan, and are included in net appreciation/(depreciation) in the fair value of investments. Investment management fees charged by managers of collective trusts are borne by the Plan, and are included in net appreciation/(depreciation) in the fair value of investments or investment management fees and other expenses based on the underlying trust agreements.

Investment management fees charged by managers of separately managed accounts are borne by the Plan, and are included in investment management fees and other expenses. The investment manager of the Global Equity Long-Short Hedge Fund Option charges an investment management fee that consists of a fixed asset-based management fee plus an annual incentive fee of 20% of the net investment income earned above the fund’s high-water mark. There were no incentive fees paid during either 2018 or 2017.

Other expenses borne by the Plan, unless paid by the firm, consist of custodial, administrative and investment advisory fees. Investment advisory fees were paid to Rocaton, which advised the Retirement Committee on the selection and oversight of Plan investments. No payments were made to Rocaton for services provided after it was acquired by GSAM. These Plan expenses, unless paid by the firm, are included in investment management fees and other expenses.

Investments

The investments of the Plan are reported at fair value.

The Bank Deposit Option is a deposit obligation of Goldman Sachs Bank USA (GS Bank USA), a Federal Deposit Insurance Corporation (FDIC) insured New York State-chartered bank and a member of the Federal Reserve System. The Bank Deposit Option offers an FDIC-insured deposit with a floating rate coupon indexed to the Federal Funds Rate.

Mutual funds and collective trust funds represent investments with various investment managers. Mutual funds are valued based on the quoted net asset value per share held. Collective trust funds are valued based on the net asset value per unit as reported by the investment managers.

Investments within separately managed accounts are described below:

Cash and cash equivalents include cash and certain short-term interest-bearing investments.

Securities purchased under agreements to resell (resale agreements) are transactions in which the Plan purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date.

Even though resale agreements involve the legal transfer of ownership of financial instruments, they are accounted for as financing arrangements because they require the financial instruments to be resold at the maturity of the agreement. The financial instruments purchased in resale agreements typically include U.S. government and federal agency obligations, investment-grade sovereign obligations, corporate debt instruments and equity securities.

The Plan receives financial instruments purchased under resale agreements. To mitigate credit exposure, the investment managers monitor the market value of the resale agreements on a daily basis, and deliver or obtain additional collateral due to changes in the market value of the financial instruments, as appropriate. For resale agreements, the Plan typically requires collateral with a fair value approximately equal to the carrying value of the relevant assets in the statements of net assets available for benefits.

Fixed income securities, common stock, preferred stock, real estate investment trusts, and interests in exchange-traded options and futures contracts traded in active markets are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the investment managers’ (or independent third parties on behalf of the investment managers) best estimate of fair value.

Mutual funds, as described above, may also be investments held within separately managed accounts.

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

Forward foreign currency contracts are valued at fair value, as determined by the investment managers (or independent third parties on behalf of the investment managers), using quoted forward foreign currency exchange rates. At the end of each period presented, open contracts are valued at the current forward foreign currency exchange rates and the change in market value is recorded as an unrealized gain or loss. When the contract is closed or delivery taken, the Plan records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

Swap contracts are valued at fair value, as determined by the investment managers (or independent third parties on behalf of the investment managers) utilizing their proprietary models and taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.

See Note 9 for further information about derivatives.

Investments denominated in currencies other than the U.S. dollar are translated using exchange rates prevailing at the end of the periods presented. Purchases and sales of these investments are translated at the rate of exchange on the respective dates of such transactions.

Interest income and expense are recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

Purchases and sales of the investments within the Plan are reflected on a trade-date basis.

Due from Brokers and Other Receivables and Due to Brokers and Other Payables

Due from brokers and other receivables includes cash balances held with brokers, receivables from unsettled sales transactions, and collateral posted in connection with certain derivative transactions. Amounts due from brokers may be restricted to the extent that they serve as deposits for investment liabilities. Due to brokers and other payables includes payables from unsettled purchase transactions, collateral received in connection with certain derivative transactions, and margin loans payable. Certain of the Plan’s securities held by the clearing brokers or prime brokers are pledged to the brokers on terms that permit them to repledge the securities to others, subject to certain limitations. Securities held at custodians under custody agreements cannot be repledged to others by the custodian.

Recent Accounting Developments

Employee Benefit Plan Master Trust Reporting (ASC 962). In February 2017, the FASB issued ASU No. 2017-06, “Defined Contribution Pension Plans (Topic 962) — Employee Benefit Plan Master Trust Reporting.” This ASU amends certain presentation and disclosure requirements for a plan’s interests in master trusts. The Plan adopted this ASU in January 2019 under a retrospective approach. Adoption of this ASU did not have an impact on the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Changes to the Disclosure Requirements for Fair Value Measurement (ASC 820). In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820) — Changes to the Disclosure Requirements for Fair Value Measurement.” This ASU, among other amendments, eliminates the requirement to disclose the amounts and reasons for transfers between level 1 and level 2 of the fair value hierarchy. The Plan early adopted this ASU in 2018 and disclosures were modified in accordance with the ASU. See Note 4 for further information.

Note 3.

Investment Assets and Investment Liabilities

The table below presents a summary of the fair value of the Plan’s investments.

	As of December

$ in thousands	2018	2017
Assets
Bank deposit	$267,362	$255,785
Mutual funds	1,225,494	1,351,318
Collective trusts	3,221,940	3,417,883
Separately managed accounts:
Cash and cash equivalents	2,229	2,477
Resale agreements	34,215	40,500
Fixed income securities	299,602	307,965
Common and preferred stocks	1,555,684	1,784,284
Mutual funds	34,795	12,587
Real estate investment trusts	228,614	259,525
Derivatives	3,394	6,574
Total investment assets	$6,873,329	$7,438,898
Liabilities
Separately managed accounts:
Common and preferred stocks	$42,315	$33,882
Fixed income securities	116	–
Real estate investment trusts	–	2,721
Derivatives	7,185	5,420
Total investment liabilities	$49,616	$42,023

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

Note 4.

Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial instruments are marked at closing prices. Fair value measurements do not include transaction costs.

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced parameters as inputs, including, but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, commodity prices, credit spreads, and funding spreads (i.e., the spread, or difference, between the interest rate at which a borrower could finance a given financial instrument relative to a benchmark interest rate).

U.S. GAAP has a three-level hierarchy for disclosure of fair value measurements. The hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument’s level in this hierarchy is based on the lowest level of input that is significant to its fair value measurement. The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the Plan had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The investment managers and custodian, on behalf of the Plan, use independent pricing sources to value Plan assets traded on exchanges and independent quoted prices or developed models for all assets not traded on exchanges. Investment managers review their valuation approaches on an ongoing basis and revise as necessary based on changing market conditions to ensure their valuations represent fair value. Subsequently, the Plan uses other methodologies to determine fair value (e.g., relevant broker quotations), which vary based on the type of instrument.

Level 1 Investments

Level 1 investments include bank deposit, mutual funds, collective trusts, and within separately managed accounts, cash and cash equivalents, certain fixed income securities, common and preferred stocks, mutual funds and real estate investment trusts. These instruments are valued using quoted market prices for identical unrestricted instruments in active markets.

The Plan determines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The Plan determines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

Level 2 Investments

Level 2 investments include resale agreements, certain fixed income securities and derivatives within separately managed accounts.

The valuation of level 2 investments can be verified to quoted prices, recent trading activity for identical or similar instruments, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm), and the relationship of recent market activity to the prices provided from alternative pricing sources.

Level 3 Investments

Level 3 investments have one or more significant valuation inputs that are not observable. Absent evidence to the contrary, level 3 instruments are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Subsequently, the Plan uses other methodologies to determine fair value, which vary based on the type of instrument and include relevant broker quotations. Valuation inputs and assumptions are changed when corroborated by substantive observable evidence, including values realized on sales of financial assets.

As of December 2018, the Plan had no level 3 investment assets. As of December 2017, investment assets classified as level 3 were not material.

See Notes 2 and 3 for further information about investment assets and investment liabilities.

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

Fair Value of Investment Assets and Investment Liabilities by Level

The table below presents investment assets and investment liabilities of the Plan by level within the fair value hierarchy.

$ in thousands	Level 1	Level 2	Level 3	Total
As of December 2018
Assets
Bank deposit	$267,362	$–	$ –	$267,362
Mutual funds	1,225,494	–	–	1,225,494
Collective trusts	3,221,940	–	–	3,221,940
Separately managed accounts:
Cash and cash equivalents	2,229	–	–	2,229
Resale agreements	–	34,215	–	34,215
Fixed income securities	108,533	191,069	–	299,602
Common and preferred stocks	1,555,684	–	–	1,555,684
Mutual funds	34,795	–	–	34,795
Real estate investment trusts	228,614	–	–	228,614
Derivatives	–	3,394	–	3,394
Total investment assets	$6,644,651	$228,678	$ –	$6,873,329
Liabilities
Separately managed accounts:
Common and preferred stocks	$(42,315)	$–	$ –	$(42,315)
Fixed income securities	(116)	–	–	(116)
Derivatives	–	(7,185)	–	(7,185)
Total investment liabilities	$(42,431)	$(7,185)	$ –	$(49,616)
As of December 2017
Assets
Bank deposit	$255,785	$–	$ –	$255,785
Mutual funds	1,351,318	–	–	1,351,318
Collective trusts	3,417,883	–	–	3,417,883
Separately managed accounts:
Cash and cash equivalents	2,477	–	–	2,477
Resale agreements	–	40,500	–	40,500
Fixed income securities	125,385	182,313	267	307,965
Common and preferred stocks	1,784,284	–	–	1,784,284
Mutual funds	12,587	–	–	12,587
Real estate investment trusts	259,525	–	–	259,525
Derivatives	–	6,574	–	6,574
Total investment assets	$7,209,244	$229,387	$267	$7,438,898
Liabilities
Separately managed accounts:
Common and preferred stocks	$(33,882)	$–	$ –	$(33,882)
Real estate investment trusts	(2,721)	–	–	(2,721)
Derivatives	–	(5,420)	–	(5,420)
Total investment liabilities	$(36,603)	$(5,420)	$ –	$(42,023)

In the table above:

•	Investment assets are shown as positive amounts and investment liabilities are shown as negative amounts.

•	Mutual funds within separately managed accounts consist of money market funds, exchange-traded funds and investments in funds that primarily consist of fixed income securities.

•	As of December 2017, the Plan’s level 3 fixed income securities principally consisted of collateralized debt obligations.

Level 3 Rollforward

The table below presents a summary of the changes in fair value for level 3 investment assets.

	Year Ended December

$ in thousands	2018	2017
Total investment assets
Beginning balance	$ 267	$ 5,212
Net unrealized gains/(losses)	–	13
Sales	(18)	(3,956)
Settlements	–	(55)
Transfers out of level 3	(249)	(947)
Ending balance	$ –	$ 267

In the table above:

•	Changes in fair value are presented for all investment assets that are classified in level 3 as of the end of the period.

•	Net unrealized gains/(losses) relates to investment assets still held at period-end.

•	Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur.

•	For level 3 investment assets, increases are shown as positive amounts, while decreases are shown as negative amounts.

The table below disaggregates, by product type, the information for investment assets included in the summary table above.

	Year Ended December

$ in thousands	2018	2017
Fixed income securities
Beginning balance	$ 267	$ 3,765
Net unrealized gains/(losses)	–	13
Sales	(18)	(2,509)
Settlements	–	(55)
Transfers out of level 3	(249)	(947)
Ending balance	$ –	$ 267
Common and preferred stocks
Beginning balance	$ –	$ 1,447
Sales	–	(1,447)
Ending balance	$ –	$ –

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

Level 3 Rollforward Commentary

Year Ended December 2018. The net realized and unrealized gains on level 3 investment assets were not material.

Transfers out of level 3 during 2018 were not material.

Year Ended December 2017. The net realized and unrealized gains on level 3 investment assets were not material.

Transfers out of level 3 during 2017 were not material.

Note 5.

Related Party Transactions and Party-In-Interest Transactions

The Plan offers as an investment option the Company Stock Fund, which has substantially all of its investments in the firm’s common stock. As of December 2018, the Plan’s interest in the Company Stock Fund represented 563,703 shares of the firm’s common stock with a fair market value of $94.2 million. As of December 2017, the Plan’s interest in the Company Stock Fund represented 537,885 shares of the firm’s common stock with a fair market value of $137.0 million. Purchases of $10.0 million and sales of $5.0 million of the firm’s common stock were made through the Company Stock Fund during 2018. Purchases of $0.7 million and sales of $10.9 million of the firm’s common stock were made through the Company Stock Fund during 2017. The Company Stock Fund is managed by an affiliate of the Trustee.

GSAM Stable Value, LLC (GSAM Stable Value), an affiliate of the firm, manages a laddered fixed income separately managed account investment option in the Plan. No fees are payable by the Plan to GSAM Stable Value or other affiliates to manage this separately managed account as of both December 2018 and December 2017.

GS Bank USA, an affiliate of the firm, has a deposit obligation to the Plan under the Plan’s Bank Deposit Option. No fees were paid during 2018 and 2017, or were payable by the Plan to GS Bank USA as of both December 2018 and December 2017, for bank deposit obligations.

An affiliate of the Trustee manages several investment options within the Plan. These investments include the SSgA S&P 500® Index Non-Lending Series Fund, SSgA S&P MidCap® Index Non-Lending Series Fund, SSgA Russell Small Cap® Index Non-Lending Series Fund, SSgA Emerging Markets Index Non-Lending Series Fund, and the SSgA U.S. Bond Index Non-Lending Series Fund, each of which are collective trust funds, and the SSgA Hedged International Developed Equity Index Fund, which is a mutual fund. Fees associated with the management of these collective trust funds qualify as party-in-interest transactions.

Beginning December 1, 2017, the Plan does not make available to participants in the Plan any mutual fund investment options managed by affiliates of the firm. Prior to that date, certain mutual funds managed by affiliates of the firm were available as investment options under the Plan. With respect to those mutual fund investment options managed by affiliates of the firm that were available under the Plan during 2017, no fees were paid by the Plan for 2017, or were payable by the Plan as of December 2017 to the firm or its affiliates, however, investment management fees were paid from the funds to the firm or its affiliates in accordance with the investment management agreement between each fund and its investment manager.

Note 6.

Plan Termination

The firm intends to continue the Plan indefinitely, but reserves the right to discontinue or amend the Plan at any time, subject to the provisions of ERISA. In the event of discontinuance, affected participants will become fully vested in the Firm Contributions and the related investment income as required by ERISA.

Note 7.

Income Tax Status

The Internal Revenue Service has determined, and informed the firm by a letter dated April 14, 2017, that the terms of the Plan conform to the requirements of section 401(a) of the Internal Revenue Code of 1986, as amended.

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

Note 8.

Reconciliation of Financial Statements to Form 5500

The tables below present the reconciliations from the Plan’s financial statements to the Form 5500.

	As of December

$ in thousands	2018	2017
Net assets available for benefits, per Statements of Net Assets Available for Benefits	$7,011,027	$7,563,908
Amounts allocated to withdrawing participants	(22,069)	(26,805)
Net assets, per the Form 5500	$6,988,958	$7,537,103

	As of December

$ in thousands	2018	2017
Benefits paid, per Statements of Changes in Net Assets Available for Benefits	$437,823	$525,490
Amounts allocated to withdrawing participants, ending balance	22,069	26,805
Amounts allocated to withdrawing participants, beginning balance	(26,805)	(60,804)
Benefits paid to participants, per the Form 5500	$433,087	$491,491

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to both December 2018 and December 2017, but had not yet been paid as of that date.

Note 9.

Financial Instruments with Off-Balance-Sheet Risk

In accordance with the investment strategy of the separately managed accounts, the Plan’s investment managers execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk, including investment liabilities. These investment liabilities involve obligations to deliver specified securities at contracted prices and thereby create a liability to purchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance-sheet risk as the Plan’s ultimate obligation to satisfy the sale of investment liabilities, may exceed the amount recognized in the financial statements. Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates and other inputs, or a combination of these factors. Derivatives may be traded on an exchange (exchange-traded) or they may be privately negotiated contracts, which are usually referred to as over-the-counter (OTC) derivatives.

The Plan enters into various types of derivatives, including:

•	Futures and Forwards. Contracts that commit counterparties to purchase or sell financial instruments, commodities or currencies in the future.

•

Swaps. Contracts that require counterparties to exchange cash flows such as currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, financial instruments, commodities, currencies or indices.

•

Options. Contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments, commodities or currencies within a defined time period for a specified price.

As a writer of option contracts, the Plan receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Plan bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Plan once it has paid its cash premium.

Derivatives are recorded on a gross basis in the statements of net assets available for benefits and are accounted for at fair value.

Risk Management

Market risk includes risk that arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates, in prices of commodities, and in prices of debt and equity securities. In many cases, these financial instruments serve to reduce, rather than increase, the Plan’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The investment managers may limit the Plan’s market risk by holding or purchasing offsetting positions.

The Plan is subject to credit risk of counterparty nonperformance on derivative assets, except for written options, which obligate the Plan to perform and do not give rise to any counterparty credit risk.

THE GOLDMAN SACHS 401(k) PLAN

Notes to Financial Statements

The tables below present information about derivative contracts by major product type.

	As of December 2018		As of December 2017

$ in thousands	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities
Interest rates	$ 1,489	$ 817	$ 1,153	$ 790
Credit	30	491	20	688
Currencies	128	33	1,073	1,346
Commodities	–	–	321	380
Equities	1,747	5,844	4,007	2,216
Total gross fair value	$ 3,394	$ 7,185	$ 6,574	$ 5,420
Not offset in statements of net assets available for benefits
Counterparty netting	$(2,907)	$(2,907)	$(4,004)	$(4,004)
Cash collateral netting	(487)	(75)	(2,570)	(1,416)
Total	$ –	$ 4,203	$ –	$ –

	Notional Amounts as of December

$ in thousands	2018	2017
Interest rates	$634,815	$532,556
Credit	35,940	25,250
Currencies	12,776	114,962
Commodities	11,744	16,464
Equities	30,338	100,975
Total	$725,613	$790,207

In the tables above:

•	Gross fair values exclude the effects of both counterparty netting and collateral, and therefore are not representative of the Plan’s exposure.

•	Notional amounts, which represent the sum of gross long and short derivative contracts, provide an indication of the volume of the Plan’s derivative activity and do not represent anticipated losses.

The table below presents the net appreciation/(depreciation) in the fair value of derivatives (including gains and losses on derivatives bought and sold, as well as held during the year) by major product type.

	Year Ended December

$ in thousands	2018	2017
Interest rates	$ 1,680	$ (301)
Credit	455	(391)
Currencies	407	2,825
Commodities	345	34
Equities	(9,101)	(3,293)
Total	$(6,214)	$(1,126)

Credit Derivatives

The Plan’s investment managers enter into various derivative transactions that are considered credit derivatives under U.S. GAAP.

The Plan enters into credit default swaps. Single-name credit default swaps protect the buyer against the loss of principal on one or more bonds, loans or mortgages (reference obligations) in the event the issuer of the reference obligations suffers a credit event. The buyer of protection pays an initial or periodic premium to the seller and receives protection for the period of the contract. If there is no credit event, as defined in the contract, the seller of protection makes no payments to the buyer. If a credit event occurs, the seller of protection is required to make a payment to the buyer, calculated according to the terms of the contract.

All of the Plan’s written and purchased credit derivative transactions are with financial institutions and are subject to stringent collateral thresholds. These amounts were not material for both December 2018 and December 2017.

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
Bank Deposit
*GOLDMAN SACHS BANK USA BANK DEPOSIT ACCOUNT	267,361,570	$267,361,570
Total Bank Deposit		$267,361,570
Mutual Funds
AQR EQUITY MARKET NEUTRAL FUND	3,011,332	$32,432,043
ASHMORE EMERGING MARKETS LOCAL CURRENCY BOND FUND	3,632,614	25,609,925
DODGE & COX INTERNATIONAL STOCK FUND	1,509,136	55,702,220
GUGGENHEIM HIGH YIELD FUND	13,217,771	137,068,289
*STATE STREET HEDGED INTERNATIONAL DEVELOPED EQUITY INDEX FUND	8,590,944	75,514,394
VANGUARD FEDERAL MONEY MARKET	648,010,713	648,010,713
VANGUARD HIGH YIELD CORPORATE	4,248,880	23,071,416
VANGUARD INFLATION-PROTECTED SECURITIES FUND	8,730,532	87,043,401
WESTERN ASSET CORE PLUS BOND FUND	12,581,749	141,041,633
Total Mutual Funds		$1,225,494,034
Collective Trusts
BLACKROCK 20+ TREASURY BOND INDEX FUND	1,253,022	$54,642,535
BLACKROCK EQUITY GROWTH INDEX FUND	6,528,237	186,118,745
BLACKROCK EQUITY VALUE INDEX FUND	6,276,626	186,000,276
BLACKROCK INTERNATIONAL EQUITY INDEX FUND	1,526,549	33,519,358
BLACKROCK LIFEPATH® INDEX 2020 NON-LENDABLE FUND	2,040,072	44,008,850
BLACKROCK LIFEPATH® INDEX 2025 NON-LENDABLE FUND	3,836,713	88,595,080
BLACKROCK LIFEPATH® INDEX 2030 NON-LENDABLE FUND	4,754,332	116,026,139
BLACKROCK LIFEPATH® INDEX 2035 NON-LENDABLE FUND	5,191,610	133,402,567
BLACKROCK LIFEPATH® INDEX 2040 NON-LENDABLE FUND	6,195,227	166,460,168
BLACKROCK LIFEPATH® INDEX 2045 NON-LENDABLE FUND	7,239,424	202,235,486
BLACKROCK LIFEPATH® INDEX 2050 NON-LENDABLE FUND	5,822,028	168,096,511
BLACKROCK LIFEPATH® INDEX 2055 NON-LENDABLE FUND	6,126,038	127,827,750
BLACKROCK LIFEPATH® RETIREMENT INDEX NON-LENDABLE FUND	2,182,939	41,104,300
*SSGA EMERGING MARKETS INDEX NON-LENDING SERIES FUND	5,635,536	161,289,042
*SSGA RUSSELL 2000® INDEX NON-LENDING SERIES FUND	7,734,466	203,431,925
*SSGA S&P 500® INDEX NON-LENDING SERIES FUND	47,684,794	1,042,055,453
*SSGA S&P MIDCAP® INDEX NON-LENDING SERIES FUND	3,090,605	216,391,766
*SSGA US BOND INDEX NON-LENDING SERIES FUND	1,762,934	18,521,385
T.ROWE PRICE EMERGING MARKETS EQUITY FUND	69,851	32,213,163
Total Collective Trusts		$3,221,940,499

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
Separately Managed Accounts
Cash and Cash Equivalents
ARGENTINE PESO	1,766,408	$46,904
AUSTRALIAN DOLLAR	37,371	26,309
BRAZILIAN REAL	968	250
CANADIAN DOLLAR	28,215	20,658
CHILEAN PESO	52,619	76
COLOMBIAN PESO	51,771,350	15,942
CZECH KORUNA	214,042	9,507
EURO CURRENCY	300,984	344,070
HONG KONG DOLLAR	24	3
INDIAN RUPEE	35,789	513
JAPANESE YEN	13,454,989	122,636
KENYAN SHILLING	861	8
MALAYSIAN RINGGIT	481	116
MEXICAN PESO (NEW)	197	10
NEW ISRAELI SHEKEL	353	94
NEW TAIWAN DOLLAR	214	7
NEW ZEALAND DOLLAR	863	578
NIGERIAN NAIRA	2,002,411	5,509
NORWEGIAN KRONE	2,482	287
POLISH ZLOTY	269	72
POUND STERLING	120,924	154,009
SINGAPORE DOLLAR	327	240
SOUTH AFRICAN RAND	282,183	19,616
SOUTH KOREAN WON	11,524	10
SWEDISH KRONA	3,380	381
TURKISH LIRA	805	151
US DOLLAR	5,882	5,882
VIETNAM DONG	1,199,046,538	51,694
YUAN RENMINBI OFFSHORE	9,640,996	1,403,276
Total Cash and Cash Equivalents		$2,228,808
Securities Purchased Under Agreements to Resell
REPO BANK AMERICA	34,100,000	$34,100,000
REPO BNP PARIBAS SECURITIES CO	100,630	115,371
Total Securities Purchased Under Agreements to Resell		$34,215,371

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
Fixed Income Securities
ABBVIE INC 2.3% 14 May 2021	849,000	$829,109
ABN AMRO BANK NV 2.65% 19 Jan 2021	600,000	591,364
ABU DHABI GOVT INT L 2.5% 11 Oct 2022	300,000	291,072
ACCESS GROUP INC 1% 25 Jul 2056	297,762	297,672
AERCAP IRELAND CAP/GLOBA 3.75% 15 May 2019	1,125,000	1,124,915
AFRICAN DEVELOPMENT BANK 2.625% 22 Mar 2021	1,670,000	1,670,648
AFRICAN DEVELOPMENT BANK 2.31% 14 Jul 2021	3,300,000	3,252,714
AFRICAN DEVELOPMENT BANK 5.25% 23 Mar 2022	200,000	153,335
AIG GLOBAL FUNDING 2.15% 02 Jul 2020	225,000	221,664
AIG GLOBAL FUNDING 1.95% 18 Oct 2019	600,000	595,539
AIG GLOBAL FUNDING 3.35% 25 Jun 2021	175,000	174,316
AIG GLOBAL FUNDING 1% 25 Jun 2021	125,000	124,050
ALIMENTATION COUCHE TARD 2.35% 13 Dec 2019	575,000	569,636
ALLERGAN SALES LLC 5% 15 Dec 2021	100,000	102,890
ALLY FINANCIAL INC 8% 01 Nov 2031	100,000	111,000
ALLY FINANCIAL INC 3.75% 18 Nov 2019	100,000	99,625
ALLY MASTER OWNER TRUST 2.7% 17 Jan 2023	2,000,000	1,985,102
AMERICAN ELECTRIC POWER 2.15% 13 Nov 2020	675,000	661,537
AMERICAN EXPRESS CO 3.375% 17 May 2021	425,000	425,676
AMERICAN EXPRESS CO 3.7% 05 Nov 2021	375,000	378,369
AMERICAN EXPRESS CREDIT ACCOUN 1.77% 15 Nov 2022	950,000	936,408
AMERICAN EXPRESS CREDIT ACCOUN 2.04% 15 May 2023	300,000	295,374
AMERICAN TOWER CORP 2.8% 01 Jun 2020	525,000	520,966
AMERIQUEST MORTGAGE SECURITIES 1% 25 Sep 2033	124,824	123,943
AMORTIZING RESIDENTIAL COLLATE 1% 25 Oct 2034	344,351	343,023
ANDEAVOR LOGIS LP/CORP 5.5% 15 Oct 2019	100,000	100,842
ANHEUSER BUSCH INBEV FIN 2.65% 01 Feb 2021	1,112,000	1,093,536
ANHEUSER BUSCH INBEV WOR 4% 13 Apr 2028	100,000	95,653
ARCHER DANIELS MIDLAND C 3.375% 15 Mar 2022	200,000	200,762
ARES CLO LTD 1% 05 Dec 2025	500,000	499,788
AT+T INC 3.875% 15 Aug 2021	525,000	530,227
AT+T INC 3% 15 Feb 2022	800,000	786,209
AT+T INC 2.8% 17 Feb 2021	780,000	770,258
AT+T INC 1% 15 Jan 2020	500,000	499,128
AT+T INC 1% 15 Jul 2021	200,000	199,340
AT+T INC 5.2% 15 Mar 2020	200,000	204,327
AT+T INC 1% 01 Jun 2021	100,000	99,360
ATRIUM CDO CORP 1% 23 Oct 2024	500,000	499,991
AUST + NZ BANKING GRP NY 2.25% 13 Jun 2019	700,000	697,621
BANC OF AMERICA FUNDING CORPOR 1% 20 Dec 2034	2,727	2,696
BANC OF AMERICA MORTGAGE SECUR 1% 25 Sep 2035	77,005	74,168
BANC OF AMERICA MORTGAGE SECUR 1% 25 Jul 2035	13,869	12,658
BANK OF AMERICA CORP 2.25% 21 Apr 2020	1,725,000	1,706,564
BANK OF AMERICA CORP 1% 21 Jul 2021	450,000	441,947
BANK OF AMERICA CORP 1% 23 Jan 2022	250,000	246,206
BANK OF AMERICA CORP 1% 17 May 2022	250,000	250,038
BANK OF AMERICA CORP 1% 31 Dec 2099	100,000	91,000
BANQUE FED CRED MUTUEL 2.2% 20 Jul 2020	625,000	613,532
BARCLAYS BANK PLC 2.65% 11 Jan 2021	725,000	709,868
BARCLAYS DRYROCK ISSUANCE TRUS 1.52% 16 May 2022	350,000	347,159

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
BAT CAPITAL CORP 2.297% 14 Aug 2020	3,200,000	3,125,243
BAT CAPITAL CORP 1% 14 Aug 2020	100,000	99,014
BAT CAPITAL CORP 1% 15 Aug 2022	200,000	197,987
BAT INTL FINANCE PLC 2.75% 15 Jun 2020	200,000	196,513
BAT INTL FINANCE PLC 1.625% 09 Sep 2019	200,000	197,166
BAYER US FINANCE II LLC 1% 25 Jun 2021	600,000	592,008
BAYER US FINANCE II LLC 3.5% 25 Jun 2021	1,025,000	1,017,744
BEAR STEARNS ADJUSTABLE RATE M 1% 25 Aug 2035	21,690	19,923
BEAR STEARNS ALT A TRUST 1% 25 Nov 2036	224,379	204,689
BEAR STEARNS ASSET BACKED SECU 1% 25 Oct 2034	8,905	8,917
BEAR STEARNS STRUCTURED PRODUC 1% 26 Jan 2036	58,825	52,939
BECTON DICKINSON AND CO 2.404% 05 Jun 2020	300,000	295,318
BECTON DICKINSON AND CO 2.133% 06 Jun 2019	525,000	521,942
BECTON DICKINSON AND CO 1% 29 Dec 2020	450,000	445,477
BERKSHIRE HATHAWAY ENERG 2.375% 15 Jan 2021	325,000	320,557
BMW US CAPITAL LLC 3.1% 12 Apr 2021	100,000	99,039
BONOS Y OBLIG DEL ESTADO 2.15% 31 Oct 2025	1,400,000	1,734,494
BONOS Y OBLIG DEL ESTADO 2.9% 31 Oct 2046	100,000	122,374
BONOS Y OBLIG DEL ESTADO 1.4% 30 Jul 2028	900,000	1,026,720
BP CAPITAL MARKETS PLC 2.518% 16 Jan 2020	300,000	297,253
BPCE SA 2.65% 03 Feb 2021	250,000	245,092
BRAZOS HIGHER EDUCATION AUTHOR 1% 27 Mar 2023	1,272,872	1,271,823
BRITISH COLUMBIA PROV OF 2.7% 18 Dec 2022	100,000	74,154
BRITISH TRA INTL FINANCE 0.01% 04 Nov 2021	300,000	265,812
BROADCOM CRP / CAYMN FI 3% 15 Jan 2022	624,000	600,103
BROADCOM CRP / CAYMN FI 2.375% 15 Jan 2020	175,000	172,814
BROADCOM CRP / CAYMN FI 2.2% 15 Jan 2021	175,000	169,184
BUONI POLIENNALI DEL TES 2.95% 01 Sep 2038	400,000	435,058
BUONI POLIENNALI DEL TES 0.35% 01 Nov 2021	700,000	787,042
BUONI POLIENNALI DEL TES 2.45% 01 Sep 2033	100,000	106,661
BUONI POLIENNALI DEL TES 1.45% 15 Nov 2024	300,000	331,379
BUONI POLIENNALI DEL TES 2.45% 01 Oct 2023	500,000	588,104
BUONI POLIENNALI DEL TES 2.5% 15 Nov 2025	400,000	462,793
CAMPBELL SOUP CO 3.3% 15 Mar 2021	100,000	99,480
CAMPBELL SOUP CO 3.65% 15 Mar 2023	100,000	97,554
CANADIAN GOVERNMENT RRB 1.5% 01 Dec 2044	115,992	99,067
CANADIAN MORTGAGE POOLS 1% 01 Jul 2020	170,156	124,991
CAPITAL ONE FINANCIAL CO 3.45% 30 Apr 2021	525,000	524,753
CAPITAL ONE NA 1.85% 13 Sep 2019	875,000	865,420
CAPITAL ONE NA 2.35% 31 Jan 2020	625,000	617,076
CARDS II TRUST 1% 18 Apr 2022	800,000	799,922
CBOE GLOBAL MARKETS INC 1.95% 28 Jun 2019	325,000	323,306
CENTERPOINT ENERGY RESOU 4.5% 15 Jan 2021	300,000	306,030
CHARTER COMM OPT LLC/CAP 6.384% 23 Oct 2035	300,000	307,934
CHARTER COMM OPT LLC/CAP 4.464% 23 Jul 2022	200,000	201,921
CHASE MORTGAGE FINANCE CORPORA 1% 25 Feb 2037	85,463	86,044
CHUGOKU ELECTRIC POWER 2.701% 16 Mar 2020	500,000	496,121
CIGNA CORP 3.4% 17 Sep 2021	1,275,000	1,272,100
CIGNA CORP 3.2% 17 Sep 2020	450,000	448,150
CISCO SYSTEMS INC 1.4% 20 Sep 2019	900,000	891,926

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
CITIBANK CREDIT CARD ISSUANCE 1% 08 Aug 2024	850,000	847,369
CITIBANK NA 2.125% 20 Oct 2020	1,875,000	1,837,840
CITIBANK NA 3.4% 23 Jul 2021	750,000	750,953
CITIGROUP INC 2.4% 18 Feb 2020	125,000	123,865
CITIGROUP INC 1% 07 Jun 2019	200,000	200,471
CITIZENS BANK NA/RI 1% 02 Mar 2020	325,000	324,521
CNH INDUSTRIAL CAP LLC 4.375% 06 Nov 2020	100,000	100,550
CNH INDUSTRIAL CAP LLC 4.875% 01 Apr 2021	100,000	101,610
CO OP GRP HLDS 1% 08 Jul 2020	100,000	132,424
COMCAST CABLE COMMUNICAT 9.455% 15 Nov 2022	100,000	121,494
COMCAST CORP 3.3% 01 Oct 2020	300,000	301,147
COMCAST CORP 1% 01 Oct 2021	200,000	198,102
COMCAST CORP 3.45% 01 Oct 2021	700,000	707,097
COMCAST CORP 1% 01 Oct 2020	900,000	895,848
CONAGRA BRANDS INC 3.8% 22 Oct 2021	400,000	400,141
CONSOLIDATED EDISON INC 2% 15 May 2021	100,000	97,014
CONSTELLATION BRANDS INC 2.25% 06 Nov 2020	100,000	98,091
COOPERAT RABOBANK UA/NY 1% 26 Apr 2021	275,000	273,622
COOPERATIEVE RABOBANK UA 6.875% 19 Mar 2020	200,000	246,689
COOPERATIEVE RABOBANK UA 1% 29 Dec 2049	400,000	496,383
CORDATUS CLO PLC 1% 24 Jan 2028	250,000	284,830
COUNTRYWIDE ALTERNATIVE LOAN T 1% 20 Dec 2046	130,609	114,404
COUNTRYWIDE HOME LOANS 1% 25 Mar 2035	45,485	43,224
CRED SUIS GP FUN LTD 3.45% 16 Apr 2021	800,000	797,125
CRED SUIS GP FUN LTD 3.8% 09 Jun 2023	250,000	245,322
CREDIT SUISSE AG 6.5% 08 Aug 2023	200,000	208,500
CREDIT SUISSE FIRST BOSTON MOR 1% 25 Oct 2034	5,223	5,105
CROWN CASTLE INTL CORP 3.4% 15 Feb 2021	449,000	448,843
CROWN POINT CLO LTD 1% 17 Jul 2028	200,000	197,910
CVS HEALTH CORP 2.25% 12 Aug 2019	700,000	696,571
CVS HEALTH CORP 2.8% 20 Jul 2020	100,000	99,098
CVS HEALTH CORP 2.125% 01 Jun 2021	175,000	168,851
CVS HEALTH CORP 3.125% 09 Mar 2020	700,000	698,613
CVS HEALTH CORP 3.35% 09 Mar 2021	675,000	673,073
D.R. HORTON INC 2.55% 01 Dec 2020	150,000	146,390
D.R. HORTON INC 3.75% 01 Mar 2019	300,000	299,975
DANONE SA 2.077% 02 Nov 2021	400,000	386,422
DBS BANK LTD 3.3% 27 Nov 2021	100,000	100,740
DELL INT LLC / EMC CORP 4.42% 15 Jun 2021	1,000,000	998,350
DEUTSCHE BANK AG 2.85% 10 May 2019	200,000	198,798
DEUTSCHE BANK AG 1% 18 Jan 2019	200,000	199,908
DEUTSCHE BANK NY 2.7% 13 Jul 2020	825,000	802,426
DEUTSCHE BANK NY 4.25% 14 Oct 2021	500,000	488,876
DEUTSCHE TELEKOM INT FIN 1.95% 19 Sep 2021	200,000	191,894
DISH DBS CORP 5.125% 01 May 2020	100,000	98,750
DNB BOLIGKREDITT AS 2.5% 28 Mar 2022	200,000	196,800
DOLLAR TREE INC 1% 17 Apr 2020	475,000	471,970
DOMINION ENERGY GAS HLDG 2.8% 15 Nov 2020	400,000	394,063
DOMINION ENERGY INC 1.6% 15 Aug 2019	75,000	74,165
DOMINION ENERGY INC 1.875% 15 Jan 2019	100,000	99,933

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
DRESDNER FNDG TRUST I 8.151% 30 Jun 2031	200,000	240,900
DUKE ENERGY CAROLINAS 3.35% 15 May 2022	375,000	378,497
DUTCH TREASURY CERT 0.01% 31 Jan 2019	400,000	457,591
EBAY INC 3.8% 09 Mar 2022	200,000	200,834
ECMC GROUP STUDENT LOAN TRUST 1% 26 Jul 2066	427,605	433,575
ECMC GROUP STUDENT LOAN TRUST 1% 25 Sep 2068	821,166	820,182
ECOLAB INC 4.35% 08 Dec 2021	200,000	205,479
EMD FINANCE LLC 2.4% 19 Mar 2020	400,000	395,928
EMERALD BAY SA 0.01% 08 Oct 2020	98,000	105,027
ENBRIDGE INC 1% 15 Jun 2020	100,000	99,654
ENBRIDGE INC 1% 10 Jan 2020	200,000	199,340
ENTERGY TEXAS INC 7.125% 01 Feb 2019	200,000	200,552
ENTERPRISE PRODUCTS OPER 5.25% 31 Jan 2020	800,000	814,970
ENTERPRISE PRODUCTS OPER 3.5% 01 Feb 2022	100,000	100,265
ERAC USA FINANCE LLC 2.6% 01 Dec 2021	200,000	194,596
EUROPEAN BK RECON + DEV 2.75% 26 Apr 2021	2,590,000	2,598,658
EUROPEAN INVESTMENT BANK 2.375% 13 May 2021	3,300,000	3,282,547
EUROPEAN INVESTMENT BANK 0.5% 10 Aug 2023	200,000	127,094
EUROPEAN INVESTMENT BANK 0.5% 21 Jul 2023	200,000	127,500
EUROSAIL PLC 1% 13 Jun 2045	175,960	220,715
EVANS GROVE CLO LTD 1% 28 May 2028	100,000	98,635
EXELON CORP 5.15% 01 Dec 2020	250,000	255,488
FAIRFAX FINL HLDGS LTD 2.75% 29 Mar 2028	100,000	113,579
FANNIE MAE 2.5% 25 Dec 2041	131,929	128,986
FANNIE MAE 1% 30 Jan 2020	2,210,000	2,211,819
FANNIE MAE 1% 25 May 2036	28,978	28,963
FANNIE MAE 2.125% 24 Apr 2026	100,000	95,250
FANNIE MAE 1% 25 May 2058	2,612,013	2,606,654
FED HM LN PC POOL G08788 3.5% 01 Nov 2047	982,478	982,312
FED HOME LN DISCOUNT NT 0.01% 23 Jan 2019	1,500,000	1,497,918
FED HOME LN DISCOUNT NT 0.01% 06 Feb 2019	900,000	897,900
FEDERAL HOME LOAN BANK 1.625% 14 Jun 2019	720,000	716,879
FHLMC MULTIFAMILY STRUCTURED P 1% 25 Sep 2020	496,855	494,259
FHLMC MULTIFAMILY STRUCTURED P 1.981% 25 Oct 2022	835,278	821,088
FIFTH THIRD BANK 1% 26 Jul 2021	350,000	347,786
FIFTH THIRD BANK 3.35% 26 Jul 2021	375,000	375,755
FISERV INC 4.75% 15 Jun 2021	475,000	489,249
FLAGSHIP CREDIT AUTO TRUST 1.93% 15 Dec 2021	71,972	71,808
FLATIRON CLO LTD 1% 17 Jan 2026	271,146	271,184
FNMA POOL 555678 1% 01 Aug 2033	890,642	945,619
FNMA POOL 735676 1% 01 Jul 2035	281,344	298,702
FNMA POOL AB0130 5% 01 May 2038	77,023	81,745
FNMA POOL AB2503 4.5% 01 Mar 2031	8,269	8,640
FNMA POOL AL1674 1% 01 May 2042	239,178	247,654
FNMA POOL AL5548 1% 01 May 2038	101,295	106,073
FNMA POOL MA0634 4.5% 01 Jan 2031	7,364	7,698
FNMA TBA 30 YR 3.5 3.5% 14 Jan 2049	12,000,000	11,997,891
FNMA TBA 30 YR 4 4% 13 Feb 2049	3,300,000	3,360,844
FNMA TBA 30 YR 4 4% 14 Jan 2049	7,000,000	7,136,172
FORD CREDIT AUTO OWNER TRUST/F 2.03% 15 Dec 2027	400,000	390,194

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
FORD CREDIT FLOORPLAN MASTER O 1.95% 15 Nov 2021	950,000	939,869
FORD CREDIT FLOORPLAN MASTER O 3.52% 15 Oct 2023	400,000	404,665
FORD MOTOR CREDIT CO LLC 3.157% 04 Aug 2020	525,000	514,464
FORD MOTOR CREDIT CO LLC 2.459% 27 Mar 2020	200,000	195,787
FORD MOTOR CREDIT CO LLC 2.021% 03 May 2019	200,000	199,192
FORD MOTOR CREDIT CO LLC 2.681% 09 Jan 2020	200,000	196,687
FORD MOTOR CREDIT CO LLC 1% 24 Sep 2020	500,000	491,046
FRANCE (GOVT OF) 3.25% 25 May 2045	400,000	628,598
FRANCE (GOVT OF) 2% 25 May 2048	1,100,000	1,365,750
FREDDIE MAC 3% 15 Nov 2044	465,407	462,452
FREDDIE MAC 2.5% 15 May 2045	317,966	309,183
FREDDIE MAC 3% 15 Jan 2046	612,852	611,697
FREDDIE MAC 3% 15 Feb 2047	431,024	427,270
FREDDIE MAC 1% 15 Jan 2038	201,229	105,400
FREDDIE MAC 1% 15 Jul 2036	9,977	10,008
FREDDIE MAC STRIP 1% 15 Sep 2042	180,764	181,026
FRENCH DISCOUNT T BILL 0.01% 16 Jan 2019	4,500,000	5,145,388
FRENCH DISCOUNT T BILL 0.01% 04 Jan 2019	800,000	914,520
GATX CORP 1% 05 Nov 2021	200,000	197,941
GE CAPITAL EURO FUNDING 1% 17 May 2021	200,000	216,980
GENERAL DYNAMICS CORP 3% 11 May 2021	525,000	525,425
GENERAL DYNAMICS CORP 2.875% 11 May 2020	550,000	550,378
GENERAL ELECTRIC CO 4.375% 16 Sep 2020	200,000	199,715
GENERAL MOTORS 1.96% 17 May 2021	400,000	398,165
GENERAL MOTORS FINL CO 3.2% 13 Jul 2020	100,000	98,759
GENERAL MOTORS FINL CO 1% 09 Apr 2021	200,000	195,448
GENERALITAT DE CATALUNYA 4.9% 15 Sep 2021	500,000	613,681
GILEAD SCIENCES INC 2.35% 01 Feb 2020	250,000	248,323
GLENCORE FUNDING LLC 3% 27 Oct 2022	175,000	166,145
GMAC MORTGAGE CORPORATION LOAN 1% 25 Jun 2034	20,272	19,879
GNMA II POOL MA1376 4% 20 Oct 2043	813,384	839,053
GOLDEN CREDIT CARD TRUST 1.6% 15 Sep 2021	600,000	593,682
GOLDEN CREDIT CARD TRUST 1.98% 15 Apr 2022	400,000	393,538
GOVERNMENT NATIONAL MORTGAGE A 1% 20 Nov 2066	379,695	385,719
GOVERNMENT NATIONAL MORTGAGE A 1% 20 Aug 2066	75,998	76,397
HARLEY DAVIDSON FINL SER 1% 02 Mar 2021	100,000	99,999
HARVEST CLO 1% 15 Nov 2028	400,000	455,958
HEATHROW FUNDING LTD 4.875% 15 Jul 2023	200,000	205,109
HP ENTERPRISE CO 3.6% 15 Oct 2020	850,000	852,201
HSBC BANK CANADA 3.3% 28 Nov 2021	200,000	202,148
HSBC HOLDINGS PLC 1% 31 Dec 2099	400,000	388,083
HSBC USA INC 2.375% 13 Nov 2019	500,000	496,817
HSBC USA INC 2.35% 05 Mar 2020	200,000	197,981
HUNTINGTON NATIONAL BANK 1% 10 Mar 2020	400,000	399,912
HYUNDAI CAPITAL AMERICA 1% 18 Sep 2020	200,000	199,174
IBERDROLA FIN IRELAND 5% 11 Sep 2019	300,000	302,836
IMPERIAL BRANDS FIN PLC 2.95% 21 Jul 2020	200,000	197,013
INDYMAC INDX MORTGAGE LOAN TRU 1% 25 Sep 2035	91,649	84,104
ING BANK NV 2.75% 22 Mar 2021	1,550,000	1,529,004
ING BANK NV 2.625% 05 Dec 2022	300,000	295,142

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
INTEL CORP 2.45% 29 Jul 2020	600,000	597,596
INTESA SANPAOLO SPA 1% 29 Dec 2049	200,000	239,134
INTL BK RECON + DEVELOP 1.625% 04 Sep 2020	3,320,000	3,267,073
INTL LEASE FINANCE CORP 6.25% 15 May 2019	150,000	151,327
ITALY GOV T INT BOND 6% 04 Aug 2028	100,000	144,928
JAPAN (20 YEAR ISSUE) 1.7% 20 Sep 2032	460,000,000	5,034,404
JAPAN (20 YEAR ISSUE) 1.5% 20 Mar 2033	20,000,000	214,275
JAPAN (20 YEAR ISSUE) 1.4% 20 Sep 2034	10,000,000	106,212
JAPAN (30 YEAR ISSUE) 0.5% 20 Sep 2046	70,000,000	607,022
JAPAN FIN ORG MUNICIPAL 3.375% 27 Sep 2023	400,000	406,480
JAPAN TOBACCO INC 2% 13 Apr 2021	400,000	388,562
JAPAN TREASURY DISC BILL 0.01% 09 Jan 2019	160,000,000	1,458,349
JAPAN TREASURY DISC BILL 0.01% 12 Feb 2019	40,000,000	364,645
JAPAN TREASURY DISC BILL 0.01% 11 Mar 2019	410,000,000	3,738,054
JPMORGAN CHASE COMMERCIAL MOR 3.378% 15 Sep 2050	200,000	198,479
JPMORGAN MORTGAGE TRUST 1% 25 Apr 2035	33,467	33,839
JPMORGAN CHASE + CO 2.25% 23 Jan 2020	1,000,000	990,040
JPMORGAN CHASE + CO 2.75% 23 Jun 2020	375,000	372,851
JPMORGAN CHASE + CO 2.55% 01 Mar 2021	550,000	542,245
JPMORGAN CHASE + CO 2.295% 15 Aug 2021	1,175,000	1,146,380
JPN BANK FOR INT L COOP 3.25% 20 Jul 2023	200,000	202,652
JPN BANK FOR INT L COOP 3.375% 31 Oct 2023	200,000	203,782
JYSKE REALKREDIT A/S 2.5% 01 Oct 2047	33,824	5,408
JYSKE REALKREDIT A/S 2% 01 Oct 2047	1,746,901	269,630
JYSKE REALKREDIT A/S 1.5% 01 Oct 2037	500,000	76,996
KEURIG DR PEPPER INC 3.2% 15 Nov 2021	100,000	98,255
KEURIG DR PEPPER INC 3.551% 25 May 2021	100,000	99,849
KFW 1.875% 15 Dec 2020	3,270,000	3,222,281
KINDER MORGAN ENER PART 6.85% 15 Feb 2020	125,000	129,427
KINDER MORGAN ENER PART 2.65% 01 Feb 2019	400,000	399,786
KINDER MORGAN INC 3.05% 01 Dec 2019	175,000	173,991
KLA TENCOR CORP 4.125% 01 Nov 2021	200,000	203,225
KOMATSU FINANCE AMERICA 2.118% 11 Sep 2020	600,000	587,456
KOMATSU FINANCE AMERICA 2.437% 11 Sep 2022	200,000	192,242
KOMMUNALBANKEN AS 2.25% 25 Jan 2022	300,000	296,187
KSA SUKUK LTD 2.894% 20 Apr 2022	200,000	194,677
KSA SUKUK LTD 4.303% 19 Jan 2029	1,000,000	995,000
KUWAIT INTL BOND 3.5% 20 Mar 2027	600,000	596,606
LANSFORSAKRINGAR HYPOTEK 2.25% 21 Sep 2022	5,100,000	611,589
LANSFORSAKRINGAR HYPOTEK 1.25% 20 Sep 2023	5,500,000	635,265
LG+E AND KU ENERGY LLC 4.375% 01 Oct 2021	100,000	101,624
LLOYDS BANK CORP MKTS/NY 1% 24 Sep 2020	500,000	499,996
LLOYDS BANK PLC 2.05% 22 Jan 2019	200,000	199,843
LLOYDS BANK PLC 3.3% 07 May 2021	350,000	348,939
LLOYDS BANK PLC 1% 07 May 2021	350,000	346,472
LLOYDS BANKING GROUP PLC 1% 29 Dec 2049	200,000	254,561
LUDGATE FUNDING PLC 1% 01 Jan 2061	509,448	578,309
MACQUARIE BANK LTD 2.85% 29 Jul 2020	250,000	247,699
MADISON PARK FUNDING LTD 1% 20 Apr 2026	500,000	499,527

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
MADISON PARK FUNDING LTD 1% 20 Jul 2026	426,786	426,519
MAGELLAN MIDSTREAM PARTN 6.55% 15 Jul 2019	300,000	304,429
MANUF + TRADERS TRUST CO 2.05% 17 Aug 2020	450,000	441,133
MARATHON OIL CORP 2.7% 01 Jun 2020	850,000	837,441
MARATHON PETROLEUM CORP 3.4% 15 Dec 2020	348,000	347,894
MASCO CORP 5.95% 15 Mar 2022	200,000	211,934
MASSACHUSETTS EDUCATIONAL FINA 1% 25 Apr 2038	357,662	358,202
MCDONALD’S CORP 1% 28 Oct 2021	100,000	99,308
MEAD JOHNSON NUTRITION C 3% 15 Nov 2020	75,000	74,781
MEDTRONIC INC 2.5% 15 Mar 2020	800,000	795,904
MERCEDES BENZ MASTER OWNER TRU 1% 16 May 2022	950,000	950,092
MERRILL LYNCH MORTGAGE INVESTO 1% 25 Feb 2035	27,532	28,442
MERRILL LYNCH MORTGAGE INVESTO 1% 25 Feb 2036	17,187	16,422
MITSUBISHI UFJ FIN GRP 3.455% 02 Mar 2023	200,000	198,772
MLCC MORTGAGE INVESTORS INC 1% 25 Nov 2029	120,800	117,368
MOLSON COORS BREWING CO 1.45% 15 Jul 2019	825,000	816,565
MOLSON COORS BREWING CO 1.9% 15 Mar 2019	325,000	324,075
MORGAN STANLEY 2.5% 21 Apr 2021	2,575,000	2,520,398
MORGAN STANLEY 1% 14 Feb 2020	825,000	825,021
MORGAN STANLEY BAML TRUST 1% 15 Dec 2048	1,377,002	44,831
MORGAN STANLEY MORTGAGE LOAN T 1% 25 Feb 2047	132,186	84,512
MORGAN STANLEY MORTGAGE LOAN T 1% 25 Jan 2035	154,107	150,079
MUFG BANK LTD 2.3% 05 Mar 2020	600,000	594,312
NATIONWIDE BLDG SOCIETY 1% 29 Dec 2049	200,000	256,248
NATIONWIDE BLDG SOCIETY 1% 08 Mar 2024	200,000	192,487
NAVIENT CORP 4.875% 17 Jun 2019	69,000	68,741
NAVIENT STUDENT LOAN TRUST 1% 25 Jun 2065	846,433	852,743
NAVIENT STUDENT LOAN TRUST 1% 25 Mar 2066	451,673	453,221
NAVIENT STUDENT LOAN TRUST 1% 27 Sep 2066	400,000	400,437
NBCUNIVERSAL MEDIA LLC 5.15% 30 Apr 2020	950,000	975,289
NCUA GUARANTEED NOTES 1% 07 Oct 2020	301,602	301,977
NCUA GUARANTEED NOTES 1% 05 Nov 2020	761,110	763,906
NESTLE HOLDINGS INC 3.1% 24 Sep 2021	950,000	955,504
NEWGATE FUNDING PLC 1% 01 Dec 2050	282,096	336,294
NEXTERA ENERGY CAPITAL 2.3% 01 Apr 2019	100,000	99,771
NEXTERA ENERGY CAPITAL 3.342% 01 Sep 2020	250,000	250,496
NEXTERA ENERGY CAPITAL 1% 03 Sep 2019	200,000	199,775
NEXTERA ENERGY CAPITAL 1% 21 Aug 2020	200,000	199,755
NEXTERA ENERGY CAPITAL 4.5% 01 Jun 2021	300,000	305,231
NISSAN MASTER OWNER TRUST RECE 1.54% 15 Jun 2021	300,000	297,993
NISSAN MASTER OWNER TRUST RECE 1% 17 Oct 2022	900,000	898,747
NOMURA ASSET ACCEPTANCE CORPOR 1% 25 Aug 2034	12,993	12,741
NORDEA HYPOTEK AB 1% 08 Apr 2022	5,800,000	667,474
NORDEA KREDIT REALKREDIT 2% 01 Oct 2047	5,049,024	778,981
NORDEA KREDIT REALKREDIT 2.5% 01 Oct 2047	722	116
NORDEA KREDIT REALKREDIT 2.5% 01 Oct 2037	58,411	9,528
NORDEA KREDIT REALKREDIT 2% 01 Oct 2050	687,944	104,846
NORDIC INVESTMENT BANK 1.625% 20 Nov 2020	2,470,000	2,424,980
NORTHERN STATES PWR MINN 2.2% 15 Aug 2020	200,000	197,290

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
NORTHROP GRUMMAN CORP 2.08% 15 Oct 2020	750,000	735,524
NTT FINANCE CORP 1.9% 21 Jul 2021	800,000	771,111
NV ENERGY INC 6.25% 15 Nov 2020	225,000	236,397
NXP BV/NXP FUNDING LLC 3.875% 01 Sep 2022	350,000	336,000
NYKREDIT REALKREDIT AS 2.5% 01 Oct 2047	142,689	22,815
NYKREDIT REALKREDIT AS 2% 01 Oct 2047	1,657,648	255,707
NYKREDIT REALKREDIT AS 1.5% 01 Oct 2037	400,000	61,617
NYKREDIT REALKREDIT AS 2% 01 Jul 2037	1	–
NYKREDIT REALKREDIT AS 2.5% 01 Oct 2036	271,748	44,289
OEKB OEST. KONTROLLBANK 2.875% 07 Sep 2021	1,060,000	1,065,512
ONTARIO (PROVINCE OF) 4% 02 Jun 2021	100,000	76,327
ONTARIO (PROVINCE OF) 3.15% 02 Jun 2022	500,000	375,703
ONTARIO (PROVINCE OF) 2.4% 02 Jun 2026	100,000	71,614
OPTION ONE MORTGAGE LOAN TRUST 1% 25 May 2035	158,661	158,224
PACCAR FINANCIAL CORP 1.3% 10 May 2019	125,000	124,222
PACIFIC GAS + ELECTRIC 3.5% 01 Oct 2020	200,000	190,576
PARAGON MORTGAGES PLC 1% 15 Nov 2038	120,978	113,266
PARAGON MORTGAGES PLC 1% 15 May 2041	299,711	366,539
PENNSYLVANIA HIGHER EDUCATION 1% 25 Oct 2035	805,867	793,956
PERMANENT MASTER ISSUER PLC 1% 15 Jul 2058	1,100,000	1,095,951
PERNOD RICARD SA 5.75% 07 Apr 2021	200,000	209,618
PETROBRAS GLOBAL FINANCE 7.375% 17 Jan 2027	200,000	205,500
PETROBRAS GLOBAL FINANCE 5.999% 27 Jan 2028	467,000	439,685
PHILIP MORRIS INTL INC 2.5% 02 Nov 2022	100,000	96,110
PINNACLE WEST CAPITAL 2.25% 30 Nov 2020	175,000	171,545
PROGRESS ENERGY INC 4.875% 01 Dec 2019	200,000	202,529
PROVINCE OF ALBERTA 2.35% 01 Jun 2025	400,000	286,985
PROVINCE OF ALBERTA 1.25% 01 Jun 2020	400,000	289,627
PROVINCE OF QUEBEC 3.5% 01 Dec 2022	300,000	228,954
PROVINCE OF QUEBEC 3% 01 Sep 2023	100,000	74,984
PUBLIC SERVICE ENTERPRIS 1.6% 15 Nov 2019	450,000	443,714
PUBLIC SERVICE OKLAHOMA 5.15% 01 Dec 2019	300,000	305,519
QUEENSLAND TREASURY CORP 4.25% 21 Jul 2023	100,000	76,313
RAC BOND CO PLC 4.565% 06 May 2046	200,000	250,176
REALKREDIT DANMARK 2.5% 01 Jul 2047	139,629	22,293
REALKREDIT DANMARK 2% 01 Oct 2047	5,180,979	798,472
REALKREDIT DANMARK 2% 01 Oct 2037	1	–
REALKREDIT DANMARK 2.5% 01 Jul 2036	972,088	158,378
REALKREDIT DANMARK 3% 01 Jul 2046	42,568	7,032
RECKITT BENCKISER TSY 1% 24 Jun 2022	200,000	196,510
REPUBLIC OF ARGENTINA 1% 03 Apr 2022	2,300,000	58,508
REPUBLIC OF ARGENTINA 1% 21 Jun 2020	2,290,000	66,888
REPUBLIC OF LITHUANIA 6.125% 09 Mar 2021	200,000	211,534
REPUBLIC OF SLOVENIA 5.25% 18 Feb 2024	694,000	745,960
REPUBLIC OF SLOVENIA 4.125% 18 Feb 2019	800,000	800,000
REPUBLIC OF SLOVENIA 5.85% 10 May 2023	200,000	218,201
RESIDENTIAL MORTGAGE SECURITIE 1% 20 Mar 2050	317,766	400,394
REYNOLDS AMERICAN INC 3.25% 12 Jun 2020	200,000	198,772

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
RIPON MORTGAGES 1% 20 Aug 2056	166,528	210,811
RIVERSIDE CA ELEC REVENUE 7.455% 01 Oct 2030	200,000	260,730
RMAC SECURITIES PLC 1% 12 Jun 2044	175,838	206,659
ROCKWELL COLLINS INC 2.8% 15 Mar 2022	200,000	194,397
ROPER TECHNOLOGIES INC 3% 15 Dec 2020	50,000	49,675
ROPER TECHNOLOGIES INC 2.8% 15 Dec 2021	200,000	195,936
ROYAL BK SCOTLND GRP PLC 1% 29 Dec 2049	200,000	207,000
ROYAL BK SCOTLND GRP PLC 1% 15 May 2023	400,000	386,334
RYDER SYSTEM INC 2.45% 03 Sep 2019	200,000	198,967
RYDER SYSTEM INC 2.875% 01 Sep 2020	300,000	297,610
SABINE PASS LIQUEFACTION 5.625% 01 Feb 2021	425,000	437,889
SANTANDER UK GROUP HLDGS 2.875% 16 Oct 2020	99,000	97,273
SANTANDER UK GROUP HLDGS 3.125% 08 Jan 2021	126,000	123,696
SANTANDER UK PLC 2.5% 05 Jan 2021	300,000	293,002
SANTANDER UK PLC 1% 14 Mar 2019	500,000	500,908
SCHLUMBERGER FIN CA 2.2% 20 Nov 2020	275,000	268,739
SCHOLAR FUNDING TRUST 1% 28 Oct 2041	138,991	137,295
SEMPRA ENERGY 2.4% 01 Feb 2020	475,000	468,613
SHERWIN WILLIAMS CO 2.25% 15 May 2020	975,000	960,072
SIMON PROPERTY GROUP LP 4.125% 01 Dec 2021	425,000	435,058
SKANDINAVISKA ENSKILDA 1.5% 15 Dec 2021	2,500,000	291,954
SKY LTD 2.625% 16 Sep 2019	200,000	198,490
SLM STUDENT LOAN TRUST 1% 25 Apr 2024	120,777	120,973
SLM STUDENT LOAN TRUST 1% 25 Jan 2028	245,592	245,831
SLM STUDENT LOAN TRUST 1% 25 Apr 2023	103,449	103,989
SMALL BUSINESS ADMINISTRATION 5.6% 01 Sep 2028	95,383	102,351
SMALL BUSINESS ADMINISTRATION 5.87% 01 Jul 2028	59,402	63,282
SMITHFIELD FOODS INC 2.65% 03 Oct 2021	225,000	215,033
SOUTHERN CO 2.75% 15 Jun 2020	400,000	395,568
SOUTHERN CO 1.85% 01 Jul 2019	325,000	323,408
SOUTHERN CO 2.35% 01 Jul 2021	400,000	388,451
SOUTHERN POWER CO 1% 20 Dec 2020	100,000	98,766
SPRINGLEAF FINANCE CORP 5.25% 15 Dec 2019	100,000	100,238
SPRINT CORP 7.25% 15 Sep 2021	200,000	204,700
STADSHYPOTEK AB 4.5% 21 Sep 2022	5,000,000	647,962
STADSHYPOTEK AB 1.5% 15 Dec 2021	4,000,000	467,348
STADSHYPOTEK AB 2.5% 05 Apr 2022	400,000	394,018
STADSHYPOTEK AB 2.5% 18 Sep 2019	1,000,000	114,961
STANDARD CHARTERED PLC 1% 20 Jan 2023	325,000	321,736
STATE BOARD OF REGENTS OF THE 1% 25 Jan 2057	342,966	342,568
STATE OF QATAR 4.5% 23 Apr 2028	300,000	313,125
STATE OF QATAR 3.875% 23 Apr 2023	800,000	809,064
SUMITOMO MITSUI BANKING 2.45% 16 Jan 2020	600,000	595,225
SUNTRUST BANK 1% 26 Oct 2021	325,000	325,389
SUNTRUST BANKS INC 2.5% 01 May 2019	200,000	199,676
SWAN 1% 25 Apr 2041	51,671	36,480
SWEDBANK HYPOTEK AB 1% 15 Sep 2021	1,600,000	184,515
SWEDBANK HYPOTEK AB 1% 15 Jun 2022	3,500,000	403,024
SWEDISH COVERED BOND 1.25% 15 Jun 2022	4,000,000	464,150
SWEDISH COVERED BOND 2% 17 Jun 2026	1,000,000	118,332

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
SYNCHRONY FINANCIAL 2.6% 15 Jan 2019	325,000	324,889
SYNGENTA FINANCE NV 3.698% 24 Apr 2020	580,000	575,797
SYNGENTA FINANCE NV 3.933% 23 Apr 2021	475,000	468,510
TERWIN MORTGAGE TRUST 1% 25 Nov 2033	5,584	5,339
TESCO PROPERTY FIN 1 PLC 7.622% 13 Jul 2039	176,979	293,145
TESCO PROPERTY FIN 6 PLC 5.411% 13 Jul 2044	193,219	265,338
TEVA PHARMACEUT FIN BV 3.65% 10 Nov 2021	100,000	94,746
TEVA PHARMACEUTICALS NE 1.7% 19 Jul 2019	200,000	196,895
THRONES 2014 1 PLC.A 1% 15 Nov 2049	142,909	181,674
TOKYO METROPOLITAN GOVT 2% 17 May 2021	200,000	195,297
TOKYO METROPOLITAN GOVT 2.5% 08 Jun 2022	500,000	490,607
TRANSCANADA PIPELINES 3.8% 01 Oct 2020	300,000	301,929
TSY INFL IX N/B 0.75% 15 Jul 2028	2,629,288	2,573,518
TSY INFL IX N/B 3.875% 15 Apr 2029	461,460	587,010
TSY INFL IX N/B 2.375% 15 Jan 2027	125,392	138,424
TSY INFL IX N/B 2.5% 15 Jan 2029	565,339	643,412
TSY INFL IX N/B 0.625% 15 Jul 2021	403,906	399,493
TSY INFL IX N/B 1.375% 15 Feb 2044	249,552	257,624
TSY INFL IX N/B 0.125% 15 Jul 2024	745,472	714,853
TSY INFL IX N/B 0.5% 15 Jan 2028	1,127,676	1,076,167
TSY INFL IX N/B 1% 15 Feb 2048	717,808	680,226
TSY INFL IX N/B 0.125% 15 Apr 2022	519,890	502,926
TSY INFL IX N/B 3.375% 15 Apr 2032	14,246	18,268
TSY INFL IX N/B 1.25% 15 Jul 2020	150,735	150,425
TSY INFL IX N/B 0.625% 15 Jan 2024	216,748	213,360
TSY INFL IX N/B 0.125% 15 Apr 2019	3,172,760	3,127,565
TSY INFL IX N/B 0.25% 15 Jan 2025	715,305	684,965
TSY INFL IX N/B 0.75% 15 Feb 2045	150,338	134,403
TSY INFL IX N/B 0.625% 15 Jan 2026	106,422	103,588
TSY INFL IX N/B 0.875% 15 Feb 2047	20,951	19,231
TYSON FOODS INC 2.25% 23 Aug 2021	200,000	193,681
UBS AG LONDON 2.45% 01 Dec 2020	575,000	564,255
UBS AG LONDON 2.2% 08 Jun 2020	200,000	196,750
UBS AG LONDON 1% 08 Jun 2020	300,000	299,836
UK TSY 1 1/2 2047 1.5% 22 Jul 2047	300,000	353,443
UK TSY 3 1/4 2044 3.25% 22 Jan 2044	100,000	162,789
UK TSY 3.5 2045 3.5% 22 Jan 2045	300,000	511,281
UK TSY 4 1/4 2040 4.25% 07 Dec 2040	900,000	1,655,110
UK TSY 4 3/4 2038 4.75% 07 Dec 2038	100,000	191,597
UNION PACIFIC CORP 3.2% 08 Jun 2021	375,000	376,708
UNITED TECHNOLOGIES CORP 1.95% 01 Nov 2021	300,000	287,985
UNITEDHEALTH GROUP INC 2.3% 15 Dec 2019	1,000,000	993,423
US BANK NA CINCINNATI 1.4% 26 Apr 2019	300,000	298,595
US TREASURY N/B 1.375% 31 Mar 2020	250,000	246,328
US TREASURY N/B 1.125% 30 Jun 2021	1,850,000	1,790,525
US TREASURY N/B 1.125% 31 Jul 2021	1,800,000	1,739,180
US TREASURY N/B 1.125% 30 Sep 2021	1,500,000	1,446,738
US TREASURY N/B 1.875% 31 Jan 2022	3,390,000	3,329,616
US TREASURY N/B 2.25% 15 Feb 2027	170,000	165,073
US TREASURY N/B 1.625% 15 Mar 2020	6,360,000	6,288,947

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
US TREASURY N/B 1.875% 30 Apr 2022	1,400,000	1,373,203
US TREASURY N/B 1.75% 31 May 2022	910,000	888,388
US TREASURY N/B 2.125% 31 Jul 2024	190,000	185,866
US TREASURY N/B 2.125% 30 Sep 2024	130,000	127,034
US TREASURY N/B 2.375% 30 Apr 2020	10,780,000	10,751,366
US TREASURY N/B 2.625% 15 Jun 2021	6,450,000	6,471,416
US TREASURY N/B 2.75% 30 Jun 2025	2,230,000	2,252,474
US TREASURY N/B 2.625% 15 Jul 2021	1,900,000	1,906,754
US TREASURY N/B 2.875% 15 Aug 2028	200,000	203,094
US TREASURY N/B 5.25% 15 Feb 2029	200,000	244,461
US TREASURY N/B 2.75% 15 Nov 2042	3,100,000	2,964,012
US TREASURY N/B 3.125% 15 Feb 2043	100,000	102,004
US TREASURY N/B 3.625% 15 Aug 2043	200,000	221,383
US TREASURY N/B 2.875% 15 Aug 2045	1,100,000	1,071,383
US TREASURY N/B 2.875% 30 Apr 2025	1,800,000	1,831,219
US TREASURY N/B 1.625% 15 May 2026	700,000	653,680
VERIZON COMMUNICATIONS 3% 01 Nov 2021	200,000	198,997
VERIZON COMMUNICATIONS 1.75% 15 Aug 2021	175,000	168,988
VERIZON COMMUNICATIONS 2.946% 15 Mar 2022	475,000	469,996
VERIZON COMMUNICATIONS 3.5% 01 Nov 2021	100,000	101,071
VIRGIN MEDIA SECURED FIN 5% 15 Apr 2027	100,000	120,328
VIRGIN MONEY PLC 2.25% 21 Apr 2020	100,000	127,097
VMWARE INC 2.3% 21 Aug 2020	100,000	97,946
VOLKSWAGEN GROUP AMERICA 1% 12 Nov 2021	300,000	297,065
WACHOVIA MORTGAGE LOAN TRUST, 1% 20 Oct 2035	82,494	82,452
WACHOVIA STUDENT LOAN TRUST 1% 26 Jan 2026	20,284	20,280
WAMU MORTGAGE PASS THROUGH CER 1% 25 Nov 2034	219,723	219,490
WAMU MORTGAGE PASS THROUGH CER 1% 25 Nov 2045	140,479	133,949
WELLS FARGO + COMPANY 2.15% 30 Jan 2020	1,100,000	1,088,038
WELLS FARGO + COMPANY 2.1% 26 Jul 2021	875,000	847,681
WELLS FARGO + COMPANY 1% 24 Jan 2023	100,000	99,033
WELLS FARGO + COMPANY 4.6% 01 Apr 2021	600,000	614,412
WELLS FARGO BANK NA 2.6% 15 Jan 2021	675,000	666,616
WELLS FARGO COMMERCIAL MORTGAG 1.392% 15 Jul 2048	616,978	606,247
WELLS FARGO MORTGAGE BACKED SE 1% 25 Mar 2036	51,333	49,858
WELLS FARGO MORTGAGE BACKED SE 1% 25 Apr 2036	7,117	7,130
WESTPAC BANKING CORP 1% 06 Mar 2020	800,000	799,278
ZIMMER BIOMET HOLDINGS 3.15% 01 Apr 2022	200,000	195,542
Total Fixed Income Securities		$299,602,186

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
Common Stock
58.COM INC ADR	26,618	$1,442,962
7 ELEVEN MALAYSIA HOLDINGS B	222,040	80,595
AAC TECHNOLOGIES HOLDINGS IN	45,500	264,131
ABB LTD REG	54,281	1,029,401
ABBOTT LABORATORIES	124,425	8,999,660
ABEONA THERAPEUTICS INC	20,668	147,570
ABERCROMBIE + FITCH CO CL A	8,611	172,651
ABIOMED INC	1,097	356,569
ABU DHABI NATIONAL OIL CO FO	52,800	33,349
ACTIVISION BLIZZARD INC	7,254	337,819
ADIDAS AG	13,101	2,732,620
ADOBE INC	3,777	854,508
ADURO BIOTECH INC	16,435	43,388
ADVANCED DRAINAGE SYSTEMS IN	45,713	1,108,540
ADVANCED MICRO DEVICES	63,982	1,181,108
ADYEN NV	1,161	631,831
AERCAP HOLDINGS NV	13,250	524,700
AERIE PHARMACEUTICALS INC	16,497	595,542
AEROJET ROCKETDYNE HOLDINGS	21,053	741,697
AFFIMED NV	55,451	172,453
AFLAC INC	125,600	5,722,336
AGCO CORP	86,025	4,789,012
AGEAS	10,980	493,285
AGILENT TECHNOLOGIES INC	28,117	1,896,773
AGIOS PHARMACEUTICALS INC	2,106	97,108
AGNICO EAGLE MINES LTD	14,199	572,825
AIA GROUP LTD	1,292,007	10,726,312
AIMMUNE THERAPEUTICS INC	10,602	253,600
AIR LIQUIDE SA	29,405	3,645,473
AIR PRODUCTS + CHEMICALS INC	992	158,770
AIRBUS SE	17,125	1,643,638
ALASKA AIR GROUP INC	4,258	259,099
ALBANY INTL CORP CL A	11,375	710,141
ALBEMARLE CORP	16,367	1,261,405
ALEXION PHARMACEUTICALS INC	30,662	2,985,252
ALFA LAVAL AB	79,874	1,708,590
ALIBABA GROUP HOLDING SP ADR	91,059	12,481,457
ALIGN TECHNOLOGY INC	5,792	1,213,201
ALLEGHANY CORP	11,950	7,448,674
ALLETE INC	35,612	2,714,347
ALLIANT ENERGY CORP	99,000	4,182,750
ALLIANZ SE REG	29,731	5,952,481
ALLSCRIPTS HEALTHCARE SOLUTI	134,911	1,300,542
ALLSTATE CORP	56,375	4,658,266
ALNYLAM PHARMACEUTICALS INC	26,244	1,913,450
ALPHABET INC CL A	12,158	12,704,624
ALPHABET INC CL C	12,813	13,269,271
ALROSA PJSC	139,523	198,346
ALTERYX INC CLASS A	11,871	705,968
ALTRA INDUSTRIAL MOTION CORP	20,993	527,974

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
AMAZON.COM INC	14,082	21,150,742
AMBEV SA ADR	317,366	1,244,075
AMERICA MOVIL SPN ADR CL L	19,780	281,865
AMERICAN AIRLINES GROUP INC	10,285	330,251
AMERICAN FINANCIAL GROUP INC	36,600	3,313,398
AMERICAN INTERNATIONAL GROUP	94,530	3,725,427
AMERICAN VANGUARD CORP	47,615	723,272
AMERIPRISE FINANCIAL INC	79	8,245
AMERIS BANCORP	4,100	129,388
AMERISOURCEBERGEN CORP	58,300	4,337,520
AMICUS THERAPEUTICS INC	52,569	503,611
AMOREPACIFIC GROUP	6,114	398,358
AMP LTD	201,144	346,933
ANADOLU EFES BIRACILIK VE	121,960	472,260
ANGLO AMERICAN PLC	40,314	897,389
ANHEUSER-BUSCH INBEV SA/NV	6,712	443,748
ANHEUSER-BUSCH INBEV-SPN ADR	8,660	569,915
ANIMA HOLDING SPA	71,227	262,997
ANTHEM INC	20,105	5,280,176
ANTOFAGASTA PLC	17,846	178,011
AP MOLLER MAERSK A/S B	865	1,084,438
APPLE INC	18,928	2,985,703
APPLIED MATERIALS INC	154,317	5,052,339
APTARGROUP INC	31,375	2,951,446
APTIV PLC	40,949	2,521,230
ARCHER DANIELS MIDLAND CO	133,125	5,454,131
ARCUS BIOSCIENCES INC	15,800	170,166
ARDAGH GROUP SA	11,400	126,312
ARENA PHARMACEUTICALS INC	10,007	389,773
ARGAN INC	6,913	261,588
ARISTA NETWORKS INC	17,536	3,694,835
ARKEMA	6,555	561,701
ARTHUR J GALLAGHER + CO	60,675	4,471,748
ASCENDIS PHARMA A/S ADR	2,353	147,415
ASML HOLDING NV	9,481	1,486,568
ASPEN PHARMACARE HOLDINGS LT	73,348	687,437
ASSA ABLOY AB B	37,163	662,918
ASSEMBLY BIOSCIENCES INC	7,799	176,413
ASTRAZENECA PLC	56,008	4,189,315
ATLAS COPCO AB A SHS	129,895	3,084,069
ATLASSIAN CORP PLC CLASS A	67,797	6,032,060
ATRICURE INC	9,086	278,032
ATTIJARIWAFA BANK	6,916	327,225
AUB GROUP LTD	31,936	279,463
AUDENTES THERAPEUTICS INC	23,970	511,040
AUTODESK INC	36,683	4,717,801
AUTOMATIC DATA PROCESSING	1,300	170,456
AUTONATION INC	125,375	4,475,888
AVANOS MEDICAL INC	16,979	760,489
AVROBIO INC	6,313	105,111

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
AXALTA COATING SYSTEMS LTD	70,524	1,651,672
AXCELIS TECHNOLOGIES INC	69,517	1,237,403
AXIS BANK LTD	85,670	760,679
B+G FOODS INC	52,411	1,515,202
BAE SYSTEMS PLC	156,244	913,773
BAIDU INC SPON ADR	23,868	3,785,465
BALL CORP	7,883	362,460
BALOISE HOLDING AG REG	1,873	257,257
BANC OF CALIFORNIA INC	62,375	830,211
BANCA GENERALI SPA	12,055	249,844
BANCA TRANSILVANIA SA	628,316	309,367
BANCO BILBAO VIZCAYA ARGENTA	500,934	2,654,485
BANCO BTG PACTUAL SA UNIT	79,143	480,892
BANCOLOMBIA S.A. SPONS ADR	8,773	334,251
BANCOLOMBIA SA	14,559	136,287
BANCORPSOUTH BANK	79,444	2,076,666
BANGKOK DUSIT MED SERVICE F	981,300	747,428
BANK CENTRAL ASIA TBK PT	369,500	668,081
BANK OF IRELAND GROUP PLC	167,601	931,142
BANK OF NOVA SCOTIA	25,152	1,253,180
BAWAG GROUP AG	6,635	271,839
BAYER AG REG	52,058	3,603,931
BAYERISCHE MOTOREN WERKE AG	18,749	1,515,307
BAYTEX ENERGY CORP	36,375	64,020
BB SEGURIDADE PARTICIPACOES	130,500	928,980
BEACON ROOFING SUPPLY INC	40,534	1,285,738
BECTON DICKINSON AND CO	18,599	4,190,727
BEIERSDORF AG	25,933	2,702,466
BENEFITFOCUS INC	16,774	766,907
BERKSHIRE HATHAWAY INC CL B	27,609	5,637,206
BHP GROUP PLC	31,608	664,867
BID CORP LTD	40,737	750,456
BIOGEN INC	19,819	5,963,933
BLACK HILLS CORP	30,639	1,923,516
BLACK KNIGHT INC	85,603	3,857,271
BLACKBAUD INC	13,209	830,846
BLOOMIN BRANDS INC	11,545	206,540
BLUCORA INC	48,847	1,301,284
BLUEPRINT MEDICINES CORP	7,998	431,172
BMC STOCK HOLDINGS INC	16,091	249,089
BNP PARIBAS	37,097	1,674,033
BOEING CO/THE	25,218	8,132,805
BOISE CASCADE CO	12,929	308,357
BOOKING HOLDINGS INC	3,692	6,359,175
BORGWARNER INC	197,104	6,847,393
BOSTON SCIENTIFIC CORP	119,337	4,217,370
BOX INC CLASS A	30,597	516,549
BRAVURA SOLUTIONS LTD	114,730	298,849
BRENNTAG AG	25,941	1,117,973
BRIDGESTONE CORP	30,600	1,181,439

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
BRIGHTHOUSE FINANCIAL INC	19,600	597,408
BRITISH AMERICAN TOBACCO PLC	85,852	2,733,527
BRITISH AMERICAN TOB-SP ADR	21,623	688,909
BROADCOM INC	763	194,016
BROADRIDGE FINANCIAL SOLUTIO	11,198	1,077,808
BROOKLINE BANCORP INC	72,219	998,067
BT GROUP PLC	596,938	1,810,179
BUZZI UNICEM SPA	33,887	582,037
CACI INTERNATIONAL INC CL A	5,994	863,316
CACTUS INC A	7,033	192,775
CADENCE BANCORP	15,670	262,943
CAESARSTONE LTD	54,171	735,642
CAIXABANK SA	424,721	1,536,184
CALITHERA BIOSCIENCES INC	25,359	101,690
CALLON PETROLEUM CO	29,161	189,255
CANADA GOOSE HOLDINGS INC	39,197	1,713,796
CANADIAN NATL RAILWAY CO	40,994	3,038,065
CANADIAN PACIFIC RAILWAY LTD	3,223	572,469
CAPGEMINI SE	8,913	884,396
CARBON BLACK INC	36,465	489,360
CARDIOVASCULAR SYSTEMS INC	13,868	395,099
CARDLYTICS INC	14,366	155,584
CARDTRONICS PLC A	48,068	1,249,768
CARGURUS INC	20,232	682,425
CARPENTER TECHNOLOGY	23,747	845,631
CARRIZO OIL + GAS INC	18,249	206,031
CARTER S INC	59,857	4,885,528
CASTLIGHT HEALTH INC-B	18,710	40,601
CBS CORP CLASS B NON VOTING	78,725	3,441,857
CELGENE CORP	148	9,485
CELLNEX TELECOM SA	41,531	1,062,991
CENTENE CORP	26,981	3,110,909
CENTERSTATE BANK CORP	76,059	1,600,281
CENTRAL GARDEN AND PET CO A	41,640	1,301,250
CENTRAL JAPAN RAILWAY CO	2,800	591,186
CENTRAL PATTANA PUB CO FOREI	479,412	1,100,616
CERVED GROUP SPA	23,920	195,647
CHARTER COMMUNICATIONS INC A	18,464	5,261,686
CHECK POINT SOFTWARE TECH	36,707	3,767,974
CHEFS WAREHOUSE INC/THE	29,347	938,517
CHINA MENGNIU DAIRY CO	185,000	576,549
CHINA OVERSEAS LAND + INVEST	139,251	478,437
CHIPOTLE MEXICAN GRILL INC	1,418	612,278
CHUBB LTD	2,854	368,680
CHUGAI PHARMACEUTICAL CO LTD	24,300	1,413,061
CIE FINANCIERE RICHEMONT REG	10,900	696,592
CIGNA CORP	19,305	3,666,406
CIMAREX ENERGY CO	114,478	7,057,569
CINEMARK HOLDINGS INC	138,525	4,959,195
CINTAS CORP	10,773	1,809,756

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
CIRCOR INTERNATIONAL INC	7,867	167,567
CITIGROUP INC	127,393	6,632,080
CK INFRASTRUCTURE HOLDINGS L	80,500	609,712
CLEAN HARBORS INC	35,614	1,757,551
CLEARSIDE BIOMEDICAL INC	9,075	9,710
CLOETTA AB B SHS	90,890	249,116
CLOUDERA INC	54,065	597,959
CME GROUP INC	20,812	3,915,153
CNH INDUSTRIAL NV	17,100	153,412
COCA COLA ICECEK AS	33,716	195,709
COGNEX CORP	15,522	600,236
COGNIZANT TECH SOLUTIONS A	14,152	898,369
COHEN + STEERS INC	21,574	740,420
COHERENT INC	21,625	2,285,979
COHU INC	17,753	285,291
COLGATE PALMOLIVE CO	11,400	678,528
COMCAST CORP CLASS A	87,754	2,988,024
COMMERCIAL INTERNATIONAL BAN	78,277	327,567
COMMERCIAL INTL BANK GDR REG	24,406	103,603
COMMERCIAL METALS CO	48,279	773,430
COMMONWEALTH BANK OF AUSTRAL	37,213	1,896,469
COMMSCOPE HOLDING CO INC	91,666	1,502,406
COMPASS GROUP PLC	60,328	1,267,757
CONCHO RESOURCES INC	7,585	779,662
CONMED CORP	4,124	264,761
CONSTELLATION BRANDS INC A	4,618	742,666
CORNING INC	1,458	44,046
COSTAR GROUP INC	460	155,176
CP ALL PCL FOREIGN	331,500	699,958
CRAY INC	34,281	740,127
CREDICORP LTD	2,442	541,318
CREE INC	51,997	2,224,172
CRH PLC	23,916	631,544
CRISPR THERAPEUTICS AG	5,203	148,650
CRODA INTERNATIONAL PLC	14,492	864,711
CSX CORP	14,254	885,601
CTRIP.COM INTERNATIONAL ADR	925	25,031
CVS HEALTH CORP	62,340	4,084,517
CYBERDYNE INC	19,656	86,890
CYTOMX THERAPEUTICS INC	14,268	215,447
DAIFUKU CO LTD	3,035	138,866
DANAHER CORP	21,061	2,171,810
DANGOTE CEMENT PLC	1,037,440	541,410
DARDEN RESTAURANTS INC	38,975	3,892,044
DASSAULT SYSTEMES SA	27,298	3,236,031
DAVE + BUSTER’S ENTERTAINMEN	13,580	605,125
DBS GROUP HOLDINGS LTD	231,065	4,016,089
DECKERS OUTDOOR CORP	4,987	638,087
DEL TACO RESTAURANTS INC	36,852	368,151

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
DELEK US HOLDINGS INC	7,594	246,881
DELIVERY HERO SE	13,779	511,922
DELTA AIR LINES INC	17,549	875,695
DENTSU INC	33,000	1,475,322
DEUTSCHE WOHNEN SE	21,784	996,095
DEVON ENERGY CORP	276,095	6,223,181
DHT HOLDINGS INC	301,471	1,181,766
DIAGEO PLC	23,214	826,351
DISCOVER FINANCIAL SERVICES	80,829	4,767,294
DOLLAR GENERAL CORP	72,387	7,823,587
DOLLAR TREE INC	50,817	4,589,791
DOMINO’S PIZZA GROUP PLC	75,263	223,438
DORIAN LPG LTD	92,305	538,138
DOWDUPONT INC	24,820	1,327,374
DTE ENERGY COMPANY	41,700	4,599,510
DXC TECHNOLOGY CO	109,016	5,796,381
E MART INC	2,229	364,575
E TRADE FINANCIAL CORP	102,550	4,499,894
E.ON SE	230,973	2,277,845
EAGLE MATERIALS INC	17,930	1,094,268
EAST JAPAN RAILWAY CO	15,700	1,389,625
EASTMAN CHEMICAL CO	96,954	7,088,307
EASYJET PLC	24,971	351,424
EDENRED	26,428	970,080
EDGEWELL PERSONAL CARE CO	40,912	1,528,063
EDITA FOOD INDUSTRIES SAE	133,263	104,112
EDWARDS LIFESCIENCES CORP	13,612	2,084,950
EISAI CO LTD	35,800	2,774,202
ELECTRONIC ARTS INC	1,989	156,952
ELI LILLY + CO	13,954	1,614,757
ELIOR GROUP	23,205	346,440
ENERPLUS CORP	66,016	512,284
ENTEGRIS INC	56,524	1,576,737
EPIROC AB A	64,407	609,065
EQUITY GROUP HOLDINGS PLC	807,663	275,565
ESSENT GROUP LTD	11,819	403,973
ETSY INC	3,208	152,479
EURONAV NV	120,582	835,633
EVERBRIDGE INC	9,232	524,008
EVO PAYMENTS INC CLASS A	15,491	382,163
EXACT SCIENCES CORP	24,143	1,523,423
EXLSERVICE HOLDINGS INC	31,855	1,676,210
EXPEDIA GROUP INC	20,996	2,365,199
EXPERIAN PLC	49,756	1,207,184
FABRINET	12,234	627,727
FACEBOOK INC CLASS A	83,027	10,884,009
FALCON MINERALS CORP	25,856	219,776
FANUC CORP	12,887	1,958,039
FCB FINANCIAL HOLDINGS CL A	30,285	1,016,614
FEDEX CORP	23,456	3,784,156

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
FERRARI NV	5,908	586,565
FERRO CORP	62,341	977,507
FERROGLOBE PLC	65,292	103,814
FIAT CHRYSLER AUTOMOBILES NV	33,293	482,663
FIDELITY NATIONAL FINANCIAL	133,525	4,198,026
FIDELITY NATIONAL INFO SERV	62,833	6,443,524
FIDELITY SOUTHERN CORP	59,504	1,548,294
FINISAR CORPORATION	48,574	1,049,198
FIRST BANCORP PUERTO RICO	64,751	556,859
FIRST BANCSHARES INC/MS	37,504	1,134,496
FIRST MIDWEST BANCORP INC/IL	49,699	984,537
FIRST QUANTUM MINERALS LTD	69,561	562,274
FIRST REPUBLIC BANK/CA	52,437	4,556,775
FIRSTCASH INC	2,600	188,110
FISERV INC	20,651	1,517,642
FIVE POINT HOLDINGS LLC CL A	36,288	251,839
FIVE PRIME THERAPEUTICS INC	7,855	73,052
FLEETCOR TECHNOLOGIES INC	1,906	353,982
FLEX LTD	401,700	3,056,937
FLIR SYSTEMS INC	40,573	1,766,548
FOMENTO ECONOMICO MEX SP ADR	16,630	1,431,012
FORESCOUT TECHNOLOGIES INC	23,897	621,083
FORMFACTOR INC	132,352	1,864,840
FORTIVE CORP W/D	31,486	2,130,146
FORTY SEVEN INC	27,448	431,483
FRESHPET INC	20,487	658,862
FRP HOLDINGS INC	13,624	626,840
FUCHS PETROLUB SE	5,729	229,219
FUJI CORP/AICHI	17,300	203,409
FUJIFILM HOLDINGS CORP	12,000	467,028
FUYAO GLASS INDUSTRY GROUP H	167,400	535,596
G1 THERAPEUTICS INC	15,778	302,149
GALP ENERGIA SGPS SA	23,739	374,358
GARDNER DENVER HOLDINGS INC	100,532	2,055,879
GENERAL MOTORS CO	71,069	2,377,258
GENMARK DIAGNOSTICS INC	49,334	239,763
GILEAD SCIENCES INC	21,339	1,334,754
GLENCORE PLC	215,128	798,261
GLOBAL BLOOD THERAPEUTICS IN	12,893	529,258
GLOBAL PAYMENTS INC	75,489	7,785,181
GLOBAL PORTS INV GDR REG S	9,867	22,891
GLOBANT SA	16,071	905,119
GLOBUS MEDICAL INC A	12,276	531,305
GLYCOMIMETICS INC	33,470	316,961
GMO PAYMENT GATEWAY INC	9,700	413,763
GODREJ CONSUMER PRODUCTS LTD	21,386	248,429
*GOLDMAN SACHS GROUP INC	563,375	94,111,794
GOODYEAR TIRE + RUBBER CO	73,075	1,491,461
GRANITE CONSTRUCTION INC	50,396	2,029,951
GRAPHIC PACKAGING HOLDING CO	53,900	573,496

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
GREEN PLAINS INC	92,645	1,214,576
GREENBRIER COMPANIES INC	30,984	1,225,107
GRIFOLS SA	24,952	653,197
GRIFOLS SA ADR	34,110	626,260
GROUPON INC	43,383	138,826
GRUMA S.A.B. B	23,790	268,018
GRUPO FINANCIERO BANORTE O	266,657	1,298,910
GRUPO FINANCIERO INBURSA O	212,554	306,196
GS RETAIL CO LTD	11,628	422,060
GUARANTY TRUST BANK	1,841,085	174,485
GUARANTY TRUST BANK GDR REGS	88,778	466,085
GUIDEWIRE SOFTWARE INC	33,605	2,695,854
GULFPORT ENERGY CORP	20,021	131,138
HAEMONETICS CORP/MASS	12,519	1,252,526
HAKUHODO DY HOLDINGS INC	15,500	222,508
HALCON RESOURCES CORP	46,326	78,754
HAMILTON LANE INC CLASS A	24,720	914,640
HANESBRANDS INC	99,899	1,251,734
HANNOVER RUECK SE	7,204	969,289
HANON SYSTEMS	33,325	322,558
HANSSEM CO LTD	4,925	297,495
HARMONIC DRIVE SYSTEMS INC	2,110	57,887
HARRIS CORP	26,568	3,577,381
HARTFORD FINANCIAL SVCS GRP	55,853	2,482,666
HASBRO INC	147,358	11,972,838
HCA HEALTHCARE INC	4,103	510,618
HDFC BANK LIMITED	33,602	1,021,248
HDFC BANK LTD ADR	16,054	1,663,034
HEINEKEN HOLDING NV	2,532	213,466
HEINEKEN NV	20,475	1,806,943
HELIX ENERGY SOLUTIONS GROUP	48,936	264,744
HENDERSON LAND DEVELOPMENT	116,707	581,347
HENGAN INTL GROUP CO LTD	13,381	97,418
HEWLETT PACKARD ENTERPRISE	240,700	3,179,647
HIKMA PHARMACEUTICALS PLC	16,331	356,914
HILLTOP HOLDINGS INC	63,080	1,124,716
HILTON WORLDWIDE HOLDINGS IN	34,133	2,451,257
HMS HOLDINGS CORP	50,867	1,430,889
HOLOGIC INC	32,825	1,349,108
HONEYWELL INTERNATIONAL INC	24,941	3,295,205
HORIZON BANCORP INC/IN	48,146	759,744
HORMEL FOODS CORP	91,050	3,886,014
HOSTESS BRANDS INC	88,178	964,667
HOUGHTON MIFFLIN HARCOURT CO	134,322	1,190,093
HOUSING DEVELOPMENT FINANCE	40,572	1,141,932
HSBC HOLDINGS PLC	305,713	2,518,744
HUBBELL INC	26,700	2,652,378
HUBSPOT INC	20,714	2,604,371
HUMANA INC	4,700	1,346,456
HURON CONSULTING GROUP INC	23,072	1,183,824

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
IAC/INTERACTIVECORP	2,800	512,512
IBERDROLA SA	374,813	3,006,984
IBERIABANK CORP	36,501	2,346,284
ICICI BANK LTD SPON ADR	194,298	1,999,326
IHS MARKIT LTD	95,652	4,588,426
II VI INC	14,678	476,448
ILLUMINA INC	14,650	4,393,975
IMCD NV	12,955	829,332
IMPERIAL BRANDS PLC	5,550	168,018
INDEPENDENT BANK GROUP INC	21,493	983,735
INDOCEMENT TUNGGAL PRAKARSA	111,700	143,315
INFINEON TECHNOLOGIES AG	177,057	3,514,722
INFOSYS LTD	39,000	368,465
INFOSYS LTD SP ADR	26,668	253,879
ING GROEP NV	164,377	1,768,210
INGERSOLL RAND PLC	31,250	2,850,938
INGEVITY CORP	13,627	1,140,444
INGREDION INC	49,275	4,503,735
INPHI CORP	12,479	401,200
INSPIRE MEDICAL SYSTEMS INC	2,606	110,104
INSTALLED BUILDING PRODUCTS	25,971	874,963
INSULET CORP	18,930	1,500,954
INTACT FINANCIAL CORP	23,306	1,692,577
INTEGRATED DEVICE TECH INC	16,638	805,778
INTEL CORP	47,850	2,245,601
INTER PARFUMS INC	20,552	1,347,595
INTERCONTINENTAL EXCHANGE IN	90,789	6,839,135
INTERMEDIATE CAPITAL GROUP	10,352	123,273
INTERPUBLIC GROUP OF COS INC	145,400	2,999,602
INTERSECT ENT INC	10,728	302,315
INTUIT INC	17,184	3,382,670
INTUITIVE SURGICAL INC	7,509	3,596,210
INVITAE CORP	23,112	255,619
IOOF HOLDINGS LTD	77,219	281,052
IQVIA HOLDINGS INC	62,298	7,237,159
IRISH CONTINENTAL GROUP PLC	42,734	207,618
IROBOT CORP	5,337	446,920
ITAU UNIBANCO H SPON PRF ADR	295,068	2,696,922
ITOCHU CORP	13,719	233,454
ITRON INC	45,545	2,153,823
JACK IN THE BOX INC	17,474	1,356,507
JAGGED PEAK ENERGY INC	55,037	501,937
JAMES RIVER GROUP HOLDINGS L	29,400	1,074,276
JAPAN LIFELINE CO LTD	39,957	516,056
JCDECAUX SA	16,621	465,887
JELD WEN HOLDING INC	67,429	958,166
JERONIMO MARTINS	71,764	848,263
JGC CORP	76,700	1,081,483
JOUNCE THERAPEUTICS INC	13,312	44,861
JPMORGAN CHASE + CO	48,166	4,701,965

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
JSR CORP	17,840	269,108
JUST EAT PLC	94,014	702,612
JXTG HOLDINGS INC	109,495	575,544
KAISER ALUMINUM CORP	8,879	792,806
KALA PHARMACEUTICALS INC	22,878	111,873
KANGWON LAND INC	1,010	28,966
KANSAI ELECTRIC POWER CO INC	20,400	306,795
KANSAS CITY SOUTHERN	700	66,815
KARYOPHARM THERAPEUTICS INC	49,200	461,004
KDDI CORP	74,700	1,786,563
KENNEDY WILSON HOLDINGS INC	48,973	889,839
KEYENCE CORP	6,532	3,314,968
KEYSIGHT TECHNOLOGIES IN	55,900	3,470,272
KIMBERLY CLARK CORP	55,997	6,380,298
KIMBERLY CLARK DE MEXICO A	305,310	485,240
KKR & CO INC A	339,129	6,657,103
KOMATSU LTD	54,800	1,181,510
KONINKLIJKE KPN NV	214,300	627,141
KONINKLIJKE PHILIPS NV	21,256	751,562
KOTAK MAHINDRA BANK LTD	57,675	1,035,118
KROGER CO	154,200	4,240,500
KUBOTA CORP	158,190	2,251,412
KYUSHU ELECTRIC POWER CO INC	38,100	454,568
L’OREAL	17,108	3,934,870
L3 TECHNOLOGIES INC	163	28,307
LABORATORIOS FARMACEUTICOS R	3,486	69,539
LAKELAND BANCORP INC	102,106	1,512,190
LAM RESEARCH CORP	16,280	2,216,848
LANDSTAR SYSTEM INC	45,975	4,398,428
LAS VEGAS SANDS CORP	11,940	621,477
LATTICE SEMICONDUCTOR CORP	67,689	468,408
LEIDOS HOLDINGS INC	68,150	3,592,868
LENTA LTD REG S	51,850	159,957
LEVEL ONE BANCORP INC	42,879	960,977
LHC GROUP INC	12,534	1,176,692
LIBERTY EXPEDIA HOLD A	16,914	661,507
LIBERTY GLOBAL PLC C	204,059	4,211,778
LIBERTY GLOBAL PLC A	36,610	781,257
LIBERTY LATIN AMERIC CL A	20,159	291,902
LIBERTY LATIN AMERIC CL C	40,131	584,709
LIBERTY MEDIA CORP BRAVES C	40,179	1,000,055
LIBERTY OILFIELD SERVICES A	13,021	168,622
LIBERTY TRIPADVISOR HDG A	24,573	390,465
LINDBLAD EXPEDITIONS HOLDING	54,847	738,241
LINDE PLC	35,291	5,544,675
LINX SA	52,200	439,069
LOEWS CORP	59,255	2,697,288
LOJAS AMERICANAS SA	69,700	270,294
LOMA NEGRA CIA IND SPON ADR	12,394	137,945

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
LONZA GROUP AG REG	8,651	2,235,149
LOUISIANA PACIFIC CORP	7,672	170,472
LOWE’S COS INC	16,448	1,519,137
LOXO ONCOLOGY INC	5,408	757,499
LULULEMON ATHLETICA INC	15,996	1,945,274
LUNDIN PETROLEUM AB	13,273	331,456
LVMH MOET HENNESSY LOUIS VUI	12,670	3,739,693
M3 INC	174,230	2,340,747
MAGNA INTERNATIONAL INC	11,443	519,200
MAGNIT PJSC	12,893	653,641
MAGNOLIA OIL + GAS CORP	32,363	362,789
MAKINO MILLING MACHINE CO	5,400	191,460
MANTECH INTERNATIONAL CORP A	10,918	570,957
MARKEL CORP	4,700	4,878,835
MARKETAXESS HOLDINGS INC	3,021	638,368
MARRIOTT INTERNATIONAL CL A	11,940	1,296,206
MARSH + MCLENNAN COS	33,620	2,681,195
MASTERCARD INC A	64,980	12,258,477
MATADOR RESOURCES CO	20,847	323,754
MATRIX SERVICE CO	8,800	157,872
MAXIM INTEGRATED PRODUCTS	41,218	2,095,935
MAXIMUS INC	72,700	4,732,043
MAXLINEAR INC	10,100	177,760
MBIA INC	66,231	590,781
MCDONALD’S CORP	5,545	984,626
MEDICINES COMPANY	32,715	626,165
MEDICLINIC INTERNATIONAL PLC	227,542	934,597
MEDTRONIC PLC	52,287	4,756,026
MEGACABLE HOLDINGS CPO	87,774	392,167
MERCK + CO. INC.	12,007	917,455
MERCURY SYSTEMS INC	18,220	861,624
MERIT MEDICAL SYSTEMS INC	20,226	1,128,813
MERSANA THERAPEUTICS INC	15,771	64,346
MESA LABORATORIES INC	1,788	372,601
METHANEX CORP	17,823	856,830
METLIFE INC	118,500	4,865,610
MGIC INVESTMENT CORP	209,731	2,193,786
MICHELIN (CGDE)	15,953	1,581,119
MICROCHIP TECHNOLOGY INC	386	27,761
MICROSOFT CORP	308,388	31,322,969
MILACRON HOLDINGS CORP	80,752	960,141
MINDBODY INC CLASS A	15,353	558,960
MINERVA NEUROSCIENCES INC	7,783	52,457
MITSUBISHI CORP	21,747	598,605
MITSUBISHI ELECTRIC CORP	35,981	398,951
MITSUI FUDOSAN CO LTD	56,001	1,247,983
MONARCH CASINO + RESORT INC	14,154	539,834
MONGODB INC	6,229	521,616
MONOTARO CO LTD	94,000	2,328,688
MOOG INC CLASS A	15,136	1,172,737

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
MORGAN STANLEY	114,816	4,552,454
MOSCOW EXCHANGE MICEX RTS PJ	97,820	114,455
MOTOROLA SOLUTIONS INC	63,444	7,298,598
MTN GROUP LTD	31,500	194,891
MUSASHI SEIMITSU INDUSTRY CO	17,200	241,112
MYOKARDIA INC	17,128	836,874
NABTESCO CORP	7,394	161,473
NANOSTRING TECHNOLOGIES INC	19,189	284,573
NASPERS LTD N SHS	31,912	6,416,275
NATIONAL VISION HOLDINGS INC	8,827	248,657
NAVER CORP	8,954	979,018
NEOGENOMICS INC	29,047	366,283
NEON THERAPEUTICS INC	11,589	58,293
NESTLE NIGERIA PLC	43,538	177,865
NESTLE SA REG	59,334	4,803,057
NESTLE SA SPONS ADR	63,149	5,112,543
NETEASE INC-ADR	2,330	548,412
NETFLIX INC	9,895	2,648,496
NEUROCRINE BIOSCIENCES INC	15,850	1,131,849
NEW JERSEY RESOURCES CORP	32,309	1,475,552
NEW ORIENTAL EDUCATIO SP ADR	16,300	893,403
NEW YORK TIMES CO A	95,122	2,120,269
NEW ZEALAND REFINING CO LTD	236,965	373,408
NEXON CO LTD	58,253	750,230
NEXTERA ENERGY INC	140	24,335
NGK SPARK PLUG CO LTD	8,600	171,820
NIDEC CORP	5,000	568,518
NIGERIAN BREWERIES PLC	699,457	164,522
NINTENDO CO LTD	2,313	617,383
NIPPON GAS CO LTD	4,350	158,196
NIPPON SEIKI CO LTD	13,800	236,593
NIPPON TELEVISION HOLDINGS	26,400	389,088
NIPPON THOMPSON CO LTD	38,787	172,874
NIPPON YUSEN KK	12,400	191,117
NLIGHT INC	6,746	119,944
NMI HOLDINGS INC CLASS A	61,831	1,103,683
NOBLE ENERGY INC	36,969	693,538
NOMURA HOLDINGS INC	58,900	225,905
NORDEA BANK ABP	95,228	801,063
NORFOLK SOUTHERN CORP	1,000	149,540
NORSK HYDRO ASA	29,832	135,084
NORTHERN TRUST CORP	323	27,000
NORTHROP GRUMMAN CORP	6,046	1,480,665
NORWEGIAN CRUISE LINE HOLDIN	4,821	204,362
NOS SGPS	136,679	827,315
NOVARTIS AG REG	51,601	4,399,014
NOVOZYMES A/S B SHARES	29,664	1,321,894
NUANCE COMMUNICATIONS INC	318,788	4,217,565
NUVASIVE INC	11,238	556,955
NVIDIA CORP	5,113	682,586

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
NVR INC	1,209	2,946,321
OCEANFIRST FINANCIAL CORP	31,837	716,651
ODONTOPREV S.A.	86,600	307,231
OLLIE’S BARGAIN OUTLET HOLDI	15,074	1,002,070
OMNICELL INC	18,859	1,154,925
OMNOVA SOLUTIONS INC	119,386	875,099
ONO PHARMACEUTICAL CO LTD	82,700	1,692,216
OPAP SA	53,758	466,739
ORASURE TECHNOLOGIES INC	29,505	344,618
ORBCOMM INC	116,953	966,032
ORIENTAL LAND CO LTD	8,100	816,165
ORORA LTD	161,900	349,911
OTONOMY INC	36,303	67,161
OTP BANK PLC	19,822	797,462
OWENS CORNING	68,300	3,003,834
OXFORD IMMUNOTEC GLOBAL PLC	15,225	194,576
PACIFIC BASIN SHIPPING LTD	806,000	153,389
PACKAGING CORP OF AMERICA	40,800	3,405,168
PAGSEGURO DIGITAL LTD CL A	30,543	572,070
PAPA JOHN’S INTL INC	14,169	564,068
PARK24 CO LTD	52,700	1,159,049
PARKER HANNIFIN CORP	55,273	8,243,415
PARSLEY ENERGY INC CLASS A	161,925	2,587,562
PATTERN ENERGY GROUP INC A	20,578	383,162
PAYLOCITY HOLDING CORP	9,910	596,681
PAYPAL HOLDINGS INC	104,558	8,792,282
PDC ENERGY INC	88,526	2,634,534
PEGASYSTEMS INC	9,675	462,755
PEPSICO INC	32,499	3,590,490
PERFORMANCE FOOD GROUP CO	87,484	2,823,109
PERNOD RICARD SA	2,987	489,311
PERSOL HOLDINGS CO LTD	4,200	62,628
PERSPECTA INC	74,662	1,285,680
PFIZER INC	117,811	5,142,450
PHILIP MORRIS INTERNATIONAL	50,140	3,347,346
PICK N PAY STORES LTD	28,164	132,685
PLANET FITNESS INC CL A	32,123	1,722,435
PNC FINANCIAL SERVICES GROUP	21,731	2,540,571
PNM RESOURCES INC	2,758	113,326
POLYONE CORPORATION	38,701	1,106,849
PORTOLA PHARMACEUTICALS INC	18,018	351,711
PRA GROUP INC	31,402	765,267
PRADA S.P.A.	49,800	164,003
PRICESMART INC	4,500	265,950
PRINCIPIA BIOPHARMA INC	6,698	183,458
PRIORITY TECHNOLOGY HOLDINGS	18,971	151,578
PROCTER + GAMBLE CO/THE	38,208	3,512,079
PROGRESSIVE CORP	76,791	4,632,801
PROPETRO HOLDING CORP	38,627	475,885
PROSPERITY BANCSHARES INC	72,025	4,487,158

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
PROTEOSTASIS THERAPEUTICS IN	32,900	106,596
PRUDENTIAL PLC	67,331	1,202,254
PUBLICIS GROUPE	6,384	365,477
PUREGOLD PRICE CLUB INC	314,300	257,011
PVH CORP	2,577	239,532
Q2 HOLDINGS INC	4,028	199,587
QUANTA SERVICES INC	150,075	4,517,258
QUANTENNA COMMUNICATIONS INC	26,240	376,544
QUEST DIAGNOSTICS INC	59,475	4,952,483
RA PHARMACEUTICALS INC	26,880	489,032
RADIUS HEALTH INC	22,369	368,865
RAMBUS INC	45,611	349,836
RANDGOLD RESOURCES LTD	3,394	282,957
RAPID7 INC	13,155	409,910
RAYMOND JAMES FINANCIAL INC	2,854	212,366
RED HAT INC	2,412	423,644
REGENXBIO INC	5,602	235,004
RELIANCE STEEL + ALUMINUM	98,450	7,006,687
REMY COINTREAU	5,439	615,231
REPLIGEN CORP	9,248	487,740
REPUBLIC SERVICES INC	51,400	3,705,426
RESOLUTE ENERGY CORP	5,294	153,420
RESONA HOLDINGS INC	104,300	502,606
RESTAURANT BRANDS INTERN	9,879	516,672
REXNORD CORP	14,883	341,565
RH	6,855	821,366
RHYTHM PHARMACEUTICALS INC	7,871	211,572
RIGEL PHARMACEUTICALS INC	56,900	130,870
RIO TINTO PLC	12,871	611,440
ROCHE HOLDING AG GENUSSCHEIN	14,474	3,573,718
ROGERS CORP	16,518	1,636,273
ROKU INC	23,047	706,160
ROPER TECHNOLOGIES INC	17,211	4,587,076
ROSS STORES INC	22,519	1,873,581
ROYAL CARIBBEAN CRUISES LTD	10,248	1,002,152
ROYAL DUTCH SHELL PLC A SHS	124,242	3,651,263
ROYAL DUTCH SHELL PLC B SHS	150,103	4,473,405
RUMO SA	19,316	84,725
S+P GLOBAL INC	3,426	582,214
SABRE INSURANCE GROUP PLC	119,487	415,448
SAFRAN SA	12,883	1,552,247
SAGE THERAPEUTICS INC	2,508	240,241
SAIA INC	4,561	254,595
SALESFORCE.COM INC	31,985	4,380,985
SAMSONITE INTERNATIONAL SA	43,500	123,621
SAMSUNG ELECTR GDR	2,218	1,923,006
SAMSUNG ELECTRO REGS GDR PFD	3,093	2,233,146
SAMSUNG ELECTRONICS CO LTD	21,905	759,745
SAMSUNG FIRE + MARINE INS	2,368	570,884
SANDVIK AB	33,414	476,193

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
SANGAMO THERAPEUTICS INC	20,168	231,529
SANNE GROUP PLC	48,771	360,887
SAP SE SPONSORED ADR	29,238	2,910,643
SASOL LTD	41,241	1,218,452
SBERBANK OF RUSSIA PJSC	654,307	1,757,520
SCHLUMBERGER LTD	36,266	1,308,477
SCHNEIDER ELECTRIC SE	15,985	1,091,278
SCHWAB (CHARLES) CORP	220,418	9,153,960
SCHWEITZER MAUDUIT INTL INC	27,328	684,566
SCIENCE APPLICATIONS INTE	17,525	1,116,343
SEAWORLD ENTERTAINMENT INC	21,551	476,062
SELECT BANCORP INC	43,578	539,496
SELECT MEDICAL HOLDINGS CORP	56,757	871,220
SEMEN INDONESIA PERSERO TBK	714,100	571,081
SEMGROUP CORP CLASS A	46,064	634,762
SEMPRA ENERGY	2,468	267,013
SEMTECH CORP	2,538	116,418
SENSEONICS HOLDINGS INC	69,013	178,744
SERVICEMASTER GLOBAL HOLDING	15,432	566,972
SERVICENOW INC	19,864	3,536,785
SEVEN & I HOLDINGS CO LTD	38,934	1,697,960
SHAKE SHACK INC CLASS A	6,445	292,732
SHERWIN WILLIAMS CO/THE	1,194	469,791
SHIN ETSU CHEMICAL CO LTD	9,952	774,281
SHINHAN FINANCIAL GROUP LTD	29,249	1,038,054
SHIRE PLC	4,468	260,053
SHIRE PLC-ADR	8,084	1,406,939
SHOPIFY INC CLASS A	3,896	539,401
SIEMENS AG REG	10,985	1,222,849
SIEMENS HEALTHINEERS AG	16,185	676,151
SILICON LABORATORIES INC	2,154	169,757
SILTRONIC AG	3,190	263,288
SINA CORP	12,300	659,772
SKYLINE CHAMPION CORP	74,090	1,088,382
SMC CORP	999	302,664
SMITH + NEPHEW PLC	58,730	1,095,050
SMURFIT KAPPA GROUP PLC	36,616	973,607
SOLAR CAPITAL LTD	33,917	650,867
SOLID BIOSCIENCES INC	5,771	154,663
SONOVA HOLDING AG REG	10,228	1,666,278
SONY CORP	24,419	1,185,395
SONY FINANCIAL HOLDINGS INC	19,694	368,875
SPARK INFRASTRUCTURE GROUP	174,865	272,062
SPARK THERAPEUTICS INC	10,533	412,262
SPIRIT AIRLINES INC	18,197	1,053,970
SPLUNK INC	9,200	964,620
SPOTIFY TECHNOLOGY SA	2,028	230,178
SRC ENERGY INC	46,260	217,422
STANDARD CHARTERED PLC	190,783	1,480,484

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
STANLEY BLACK + DECKER INC	18,992	2,274,102
STATE AUTO FINANCIAL CORP	18,524	630,557
*STATE STREET CORP	2,261	142,601
STERIS PLC	26,825	2,866,251
STEVEN MADDEN LTD	35,675	1,079,526
STRYKER CORP	26,215	4,109,201
SUMCO CORP	49,414	552,623
SUMITOMO MITSUI FINANCIAL GR	84,900	2,820,585
SUMITOMO OSAKA CEMENT CO LTD	3,910	160,726
SUMMIT MATERIALS INC CL A	30,390	376,836
SUN PHARMACEUTICAL INDUS	106,153	654,039
SUNTRUST BANKS INC	125,000	6,305,000
SVB FINANCIAL GROUP	4,311	818,745
SVMK INC	20,907	256,529
SWIRE PROPERTIES LTD	264,400	928,685
SYMRISE AG	24,025	1,771,439
SYNDAX PHARMACEUTICALS INC	29,639	131,894
SYNEOS HEALTH INC	50,735	1,996,422
SYNLOGIC INC	45,559	319,369
SYNOPSYS INC	30,200	2,544,048
SYSCO CORP	62,150	3,894,319
SYSMEX CORP	30,400	1,461,882
TABLEAU SOFTWARE INC CL A	34,141	4,096,920
TAIHEIYO CEMENT CORP	6,032	186,653
TAIWAN SEMICONDUCTOR MANUFAC	247,596	1,816,472
TAIWAN SEMICONDUCTOR SP ADR	103,013	3,802,210
TAKEDA PHARMACEUTICAL CO LTD	65,197	2,203,867
TAKEDA PHARMACEUTIC-SP ADR	3,570	60,047
TAKE-TWO INTERACTIVE SOFTWRE	79,330	8,166,230
TARSUS GROUP PLC	154,188	529,227
TATA CONSULTANCY SVCS LTD	11,244	305,157
TD AMERITRADE HOLDING CORP	103,190	5,052,182
TDK CORP	3,000	211,092
TECHTRONIC INDUSTRIES CO LTD	32,500	172,684
TEGNA INC	70,588	767,292
TELADOC HEALTH INC	27,501	1,363,225
TELENET GROUP HOLDING NV	30,477	1,414,495
TELESITES SAB DE CV	123,676	73,413
TELEVISION FRANCAISE (T.F.1)	34,129	276,223
TEMENOS AG REG	15,362	1,837,269
TEMPUR SEALY INTERNATIONAL I	5,690	235,566
TENARIS SA ADR	37,504	799,585
TENCENT HOLDINGS LTD	11,690	468,752
TENCENT HOLDINGS LTD UNS ADR	127,149	5,018,571
TESLA INC	7,571	2,519,629
TEVA PHARMACEUTICAL SP ADR	69,800	1,076,316
TEXAS INSTRUMENTS INC	38,034	3,594,213
TEXTRON INC	105,750	4,863,443

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
THAI BEVERAGE PCL	1,040,809	465,806
THERMO FISHER SCIENTIFIC INC	23,265	5,206,474
TINGYI (CAYMAN ISLN) HLDG CO	208,000	277,888
TJX COMPANIES INC	100,210	4,483,395
T-MOBILE US INC	28,045	1,783,942
TOEI CO LTD	2,900	340,974
TOKIO MARINE HOLDINGS INC	18,920	902,931
TOKYO ELECTRON LTD	7,851	895,550
TOKYO OHKA KOGYO CO LTD	10,080	271,305
TOPBUILD CORP	41,356	1,861,020
TOTAL SA	71,750	3,787,730
TOTVS SA	56,667	396,958
TOYOTA MOTOR CORP	24,700	1,442,175
TRADE DESK INC/THE CLASS A	5,709	662,587
TRANSCANADA CORP	13,780	491,855
TRANSUNION	36,982	2,100,578
TRAVELERS COS INC/THE	37,550	4,496,613
TREASURY WINE ESTATES LTD	47,913	499,215
TREVENA INC	99,212	42,661
TRI POINTE GROUP INC	80,308	877,766
TRICIDA INC	17,008	401,049
TRIMBLE INC	23,731	780,987
TRINET GROUP INC	59,338	2,489,229
TRIPADVISOR INC	104,858	5,656,041
TRITON INTERNATIONAL LTD/BER	49,113	1,525,941
TRIUMPH BANCORP INC	75,785	2,250,815
TRIUMPH GROUP INC	17,909	205,954
TRUECAR INC	39,220	355,333
TRUPANION INC	74,001	1,883,326
TURKIYE GARANTI BANKASI	777,344	1,163,116
TWITTER INC	25,198	724,191
UBS GROUP AG REG	87,291	1,083,390
UCB SA	20,182	1,644,966
ULKER BISKUVI SANAYI	54,775	151,046
ULTA BEAUTY INC	396	96,957
ULTRAGENYX PHARMACEUTICAL IN	7,611	330,926
UNDER ARMOUR INC CLASS A	33,195	586,556
UNICAJA BANCO SA	334,745	440,063
UNICHARM CORP	33,200	1,076,961
UNICREDIT SPA	55,673	629,680
UNILEVER PLC	108,568	5,680,913
UNION BANKSHARES CORP	41,048	1,158,785
UNION PACIFIC CORP	2,011	277,981
UNITED CONTINENTAL HOLDINGS	44,675	3,740,638
UNITED TECHNOLOGIES CORP	44,105	4,696,300
UNITEDHEALTH GROUP INC	49,008	12,208,873
UNIVERSAL ROBINA CORP	227,600	549,685
UPWORK INC	13,896	251,657
VALMONT INDUSTRIES	2,849	316,097

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
VEEVA SYSTEMS INC CLASS A	42,821	3,824,772
VERISK ANALYTICS INC	10,572	1,152,771
VERTEX PHARMACEUTICALS INC	21,547	3,570,553
VF CORP	22,047	1,572,833
VIETNAM DAIRY PRODUCTS JSC	244,878	1,266,883
VIEWRAY INC	45,358	275,323
VINCI SA	17,805	1,465,879
VISA INC CLASS A SHARES	92,768	12,239,810
VMWARE INC CLASS A	6,900	946,197
VOESTALPINE AG	3,993	119,136
WABTEC CORP	13,479	946,900
WAGEWORKS INC	12,569	341,374
WALT DISNEY CO/THE	46,964	5,149,603
WARRIOR MET COAL INC	28,066	676,671
WARTSILA OYJ ABP	44,311	703,839
WASTE CONNECTIONS INC	18,304	1,359,072
WAYFAIR INC CLASS A	13,894	1,251,572
WEIBO CORP SPON ADR	6,263	365,947
WELLCARE HEALTH PLANS INC	10,062	2,375,538
WEST PHARMACEUTICAL SERVICES	15,155	1,485,645
WH GROUP LTD	655,000	504,467
WILLIS TOWERS WATSON PLC	10,888	1,653,452
WINGSTOP INC	19,826	1,272,631
WISDOMTREE INVESTMENTS INC	63,974	425,427
WIX.COM LTD	5,930	535,716
WOLTERS KLUWER	16,942	1,000,512
WOLVERINE WORLD WIDE INC	36,994	1,179,739
WORKDAY INC CLASS A	15,297	2,442,625
WORLDPAY INC CLASS A	89,687	6,854,777
WORTHINGTON INDUSTRIES	21,370	744,531
WR BERKLEY CORP	78,750	5,820,413
WRIGHT MEDICAL GROUP NV	16,707	454,765
WYNN RESORTS LTD	5,978	591,284
XCEL ENERGY INC	86,375	4,255,696
XILINX INC	5,334	454,297
XYLEM INC	32,800	2,188,416
YAMAHA MOTOR CO LTD	56,900	1,119,693
YANDEX NV A	71,262	1,949,016
YUM BRANDS INC	57,713	5,304,979
YUM CHINA HOLDINGS INC	20,300	680,659
YUME NO MACHI SOUZOU IINKAI	3,800	44,160
ZEALAND PHARMA A/S	2,655	33,513
ZEALAND PHARMA A/S ADR	2,846	33,042
ZOETIS INC	2,000	171,080
ZSCALER INC	7,902	309,837
ZUMIEZ INC	18,112	347,207
ZUR ROSE GROUP AG	2,683	244,132
ZYNGA INC CL A	501,530	1,971,013
Total Common Stock		$1,551,170,719

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
Preferred Stock
BANCOLOMBIA SA PREF	1,732	$16,747
FUCHS PETROLUB SE PREF	20,314	835,526
ITAUSA INVESTIMENTOS ITAU PR	278,256	867,273
LOJAS AMERICANAS SA PREF	14,713	74,785
SAMSUNG ELECTRONICS PREF	38,886	1,106,498
SAMSUNG FIRE + MARINE INS PF	417	64,841
VOLKSWAGEN AG PREF	9,743	1,547,250
Total Preferred Stock		$4,512,920
Mutual Funds
ISHARES CORE MSCI EAFE ETF	6,292	$346,060
ISHARES RUSSELL 2000 ETF	12,948	1,733,737
PIMCO FDS SHORT TERM FLTG NAV	629,583	6,299,282
*STATE STREET INSTITUTIONAL TRE	909	909
VANGUARD FEDERAL MONEY MARKET	26,414,997	26,414,997
Total Mutual Funds		$34,794,985
Real Estate Investment Trusts
AGREE REALTY CORP	34,460	$2,037,275
ALEXANDRIA REAL ESTATE EQUIT	34,230	3,944,665
AMERICAN HOMES 4 RENT A	250,240	4,967,264
AMERICOLD REALTY TRUST	57,990	1,481,065
AVALONBAY COMMUNITIES INC	47,910	8,338,736
BOSTON PROPERTIES INC	44,070	4,960,079
BRANDYWINE REALTY TRUST	95,450	1,228,442
BRIXMOR PROPERTY GROUP INC	127,000	1,865,630
CAMDEN PROPERTY TRUST	56,674	4,990,146
CHESAPEAKE LODGING TRUST	69,381	1,689,427
COUSINS PROPERTIES INC	294,360	2,325,444
CROWN CASTLE INTL CORP	24,649	2,677,621
CUBESMART	188,350	5,403,762
CYRUSONE INC	90,970	4,810,494
DUKE REALTY CORP	28,330	733,747
EMPIRE STATE REALTY TRUST A	188,314	2,679,708
EQUINIX INC	27,060	9,540,274
EQUITY RESIDENTIAL	73,000	4,818,730
ESSEX PROPERTY TRUST INC	8,011	1,964,377
EXTRA SPACE STORAGE INC	36,690	3,319,711
FEDERAL REALTY INVS TRUST	20,455	2,414,508
HANNON ARMSTRONG SUSTAINABLE	19,681	374,923
HCP INC	236,110	6,594,552
HEALTHCARE TRUST OF AME CL A	390,635	9,886,972
HIGHWOODS PROPERTIES INC	74,182	2,870,102
HOST HOTELS + RESORTS INC	43,390	723,311
INMOBILIARIA COLONIAL SOCIMI	44,879	417,353
INNOVATIVE INDUSTRIAL PROPER	12,843	582,944
INVITATION HOMES INC	149,730	3,006,578
IRON MOUNTAIN INC	131,575	4,264,346
JBG SMITH PROPERTIES	22,363	778,456

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
KILROY REALTY CORP	76,820	4,830,442
LAMAR ADVERTISING CO A	74,175	5,131,427
LIBERTY PROPERTY TRUST	71,202	2,981,940
LINK REIT	139,641	1,414,362
MACERICH CO/THE	64,890	2,808,439
MACK CALI REALTY CORP	135,630	2,656,992
NATIONAL RETAIL PROPERTIES	148,200	7,189,182
NATIONAL STORAGE AFFILIATES	172,429	4,562,471
NEXPOINT RESIDENTIAL	52,027	1,823,546
NIPPON ACCOMMODATIONS FUND	174	840,541
OUTFRONT MEDIA INC	35,927	650,997
PARK HOTELS + RESORTS INC	122,000	3,169,560
PEBBLEBROOK HOTEL TRUST	21,230	601,021
POTLATCHDELTIC CORP	16,717	528,926
PROLOGIS INC	183,470	10,773,358
PS BUSINESS PARKS INC/CA	22,553	2,954,443
PUBLIC STORAGE	31,616	6,399,395
REALTY INCOME CORP	24,780	1,562,131
REDWOOD TRUST INC	93,788	1,413,385
REGENCY CENTERS CORP	53,690	3,150,529
RETAIL PROPERTIES OF AME A	164,950	1,789,708
REXFORD INDUSTRIAL REALTY IN	92,832	2,735,759
SIMON PROPERTY GROUP INC	66,180	11,117,936
STAG INDUSTRIAL INC	95,010	2,363,849
STORE CAPITAL CORP	92,470	2,617,826
SUN COMMUNITIES INC	48,700	4,953,277
SUNSTONE HOTEL INVESTORS INC	223,370	2,906,044
TAUBMAN CENTERS INC	30,054	1,367,156
TIER REIT INC	42,290	872,443
TWO HARBORS INVESTMENT CORP	123,620	1,587,281
UDR INC	91,750	3,635,135
URBAN EDGE PROPERTIES	55,460	921,745
VENTAS INC	112,470	6,589,617
VEREIT INC	768,090	5,491,844
VICI PROPERTIES INC	132,460	2,487,599
WEINGARTEN REALTY INVESTORS	28,112	697,459
WP CAREY INC	49,700	3,247,254
XENIA HOTELS + RESORTS INC	121,989	2,098,211
Total Real Estate Investment Trusts		$228,613,872

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
Derivative Assets
31750DN46 OTC ECAL EUR VS USD 1.2908	77,000	$2,837
31750DN79 OTC EPUT EUR VS USD 1.2908	77,000	7,152
31750E064 OTC ECAL EUR VS USD 1.3075	100,000	3,741
31750E072 OTC EPUT EUR VS USD 1.3075	100,000	10,186
AEON CO LTD	37,792	7,918
AU OPTRONICS CORP	2,581,140	54,961
AUSTRALIAN DOLLAR SPOT	7,432	5,235
BRITISH POUND SPOT	6,613	8,430
BWPC0HDL0 CDS EUR R V 03MEVENT 1% 20 Dec 2023	1,700,000	9,476
BWU00FMI1 IRS CAD R V 03MCDOR 1% 16 Jun 2026	200,000	1,804
BWU00IN94 IRS USD R V 03MLIBOR 1% 21 Dec 2023	7,100,000	273,278
BWU00L9U6 IRS USD R V 03MLIBOR 1% 20 Dec 2047	2,300,000	57,934
BWU00LO05 IRS CAD R V 03MCDOR 1% 15 Sep 2027	1,000,000	33,565
BWU00NBH8 IRS USD R V 03MLIBOR 1% 20 Jun 2020	7,100,000	98,825
BWU00NBN5 IRS USD R V 03MLIBOR 1% 20 Jun 2028	1,500,000	56,598
BWU00NBS4 IRS USD R V 03MLIBOR 1% 20 Jun 2048	600,000	46,180
BWU00QRQ4 IRS GBP R V 06MLIBOR 1% 20 Mar 2021	8,000,000	37,849
CASIO COMPUTER CO LTD	102,057	256,179
CCS0029R9 CYS EUR R V 03MEURIB 1% 19 Jun 2019	4,600,000	42,779
CCS0030M7 CYS EUR R V 03MEURIB 1% 19 Jun 2019	600,000	4,025
CCS0651Y9 CYS GBP R V 03MLIBOR 1% 13 Oct 2026	300,000	10,058
CCS0847B4 CYS EUR R V 03MEURIB 1% 19 Jun 2019	4,500,000	30,184
CCSCCG122 CYS GBP R V 03MLIBOR 1% 13 Oct 2026	100,000	3,373
CELLTRION INC	7,584	61,592
CHINA STEEL CORP	378,409	289
DAIFUKU CO LTD	24,150	55,715
HARMONIC DRIVE SYSTEMS INC	13,429	55,648
INNOLUX CORP	3,141,880	368,731
MARKS & SPENCER GROUP PLC	181,596	88,424
NIPPON PAPER INDUSTRIES CO L	50,477	55,582
PUBLICIS GROUPE	7,038	50,037
SAFRAN SA	4,174	76,184
SHIRE PLC	31,568	346,470
SILLAJEN INC	14,858	46,453
SWPC0FD34 CDS EUR R V 03MEVENT 1% 20 Jun 2022	400,000	10,545
SWPC0FOT5 CDS EUR R V 03MEVENT 1% 20 Jun 2022	200,000	9,723
SWU00M8G6 IRS JPY R F 1.00000 1% 21 Mar 2048	10,000,000	7,145
SWU00OII7 IRS GBP R F 1.50000 1.5% 18 Dec 2020	6,600,000	27,875
SWU00P4F5 IRS CAD R F 2.30000 2.3% 16 Jul 2020	5,600,000	3,173
SWU00PH38 IRS BRL R F 8.88000 8.88% 04 Jan 2021	100,000	958
SWU00PS44 IRS JPY R F .10000 0.1% 20 Mar 2024	700,000,000	22,971
SWU00PUU3 IRS USD R F 2.75000 2.75% 19 Dec 2020	2,900,000	4,725
SWU00PV16 IRS USD R F 2.75000 2.75% 19 Dec 2023	800,000	6,352
SWU00QCT4 IRS JPY R F 1.00000 1% 20 Dec 2048	50,607,000	35,921
SWU00QRN1 IRS EUR R F .50000 0.5% 20 Mar 2024	5,400,000	79,119
SWU00QRO9 IRS EUR R F 1.00000 1% 20 Mar 2029	1,700,000	28,421
SWU00QRT8 IRS GBP R F 1.75000 1.75% 20 Mar 2049	400,000	26,024

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
SWU00QY37 IRS USD R F 3.20000 3.2% 01 Apr 2020	84,700,000	207,811
SWU00QYU7 IRS GBP R F 1.25000 1.25% 18 Sep 2020	8,300,000	12,909
SWU00RPX9 IRS CAD R F 2.75000 2.75% 18 Dec 2048	500,000	5,128
SWU00RTX5 IRS EUR R F .50000 0.5% 19 Jun 2024	1,200,000	13,427
SWU00RTY3 IRS EUR R F 1.00000 1% 19 Jun 2029	4,100,000	44,716
SWU02Y399 TRS USD R E COMMODITYSPREAD	400	153
SWU02Y548 IRS USD R V 03MLIBOR 1% 27 Apr 2023	2,900,000	150
SWU02Y878 TRS USD R E	233,640	39
SWU02Y894 TRS USD R E	357,140	168
SWU039997 TRS USD P E COMMODITYSPREAD	600	737
SWU071180 TRS USD R E	495,900	8,709
SWU071727 TRS USD R E	489,500	8,069
SWU071735 TRS USD P E COMMODITYFORWARD	400	339
SWU071743 TRS USD P E COMMODITYFORWARD	400	339
SWU071826 TRS USD R E	104,400	1,135
SWU074960 TRS USD R E COMMODITYSPREAD	8,800	13,583
SWU078037 TRS USD R E COMMODITYSPREAD	9,600	10,208
SWU079738 TRS USD R E	58,400	148
SWU083128 TRS USD P E COMMODITYSPREAD	1,600	1,355
SWU083995 TRS USD R E W H9 COMMODITYFORWARD	45,000	1,680
SWU084282 TRS USD R E COMMODITYSPREAD	2,100	519
SWU0AP399 TRS USD P E COMMODITYFORWARD	800	1
SWU0B8909 IRS USD R V 03MLIBOR 1% 19 Jun 2022	6,000,000	5,267
SWU0CH999 TRS USD R E COMMODITYERS	28,047	5,853
SWU0QA783 TRS USD R E COMMODITYERS	2,007	5,275
SWU0QQ804 TRS USD R E COMMODITYERS	22,455	8,219
SWU0QQ911 TRS USD R E COMMODITYERS	8,950	985
SWU0QQ978 TRS USD R E COMMODITYERS	24,083	1,108
SWU0RT039 TRS USD R E COMMODITYSPREAD	4,000	2,166
SWU0SA120 TRS USD R E COMMODITYSPREAD	200	108
SWU0SA872 TRS USD R V 03MTBILL 1% 15 Oct 2019	134,609	5,831
SWU0SA880 TRS USD R V 03MTBILL 1% 15 Jan 2019	7,944,477	344,165
SWU0SC324 TRS USD R E COMMODITYSPREAD	3,800	2,057
SWU0SC902 TRS USD R E COMMODITYSPREAD	1,200	249
SWU0SD397 TRS USD R E S X9 COMMODITYFORWARD	40,000	7,211
SWU0SD512 TRS USD R E COMMODITYSPREAD	900	187
SWU0SD520 TRS USD R E COMMODITYSPREAD	2,100	623
SWU0SS048 TRS USD R E VARS SLVRLND 0.0441 06/08/20 S	190,480	661
SWU0TY259 TRS USD R E COMMODITYSPREAD	800	433
SWU0WS159 TRS USD R E SPGCESP CCP CME	17,800	3,633
SWU0WS167 TRS USD R E SPGCESP CCP CME	182,400	37,228
SWU0Y3855 TRS USD P E COMMODITYSPREAD	400	514
SWU0Y5272 TRS USD R E	485,700	5,521
SWU0Y9969 IRS USD R V 03MLIBOR 1% 02 Mar 2020	2,100,000	463
TAIWAN SEMICONDUCTOR MANUFAC	38,470	11,270
TECHTRONIC INDUSTRIES CO LTD	80,108	616
WM MORRISON SUPERMARKETS	305,740	82,205
Total Derivative Assets		$3,393,815
Total Investment Assets (at fair value)		$6,873,328,779

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
Common Stock Liabilities
2U INC	(5,440)	$(270,477)
ABBVIE INC	(6,380)	(588,172)
ADVANCED MICRO DEVICES	(82,590)	(1,524,611)
ALTICE USA INC- A	(54,710)	(903,809)
AMC NETWORKS INC-A	(5,333)	(292,675)
ANALOG DEVICES INC	(10,340)	(887,482)
AU OPTRONICS CORP-SPON ADR	(97,033)	(382,310)
BEST BUY CO INC	(28,480)	(1,508,301)
CENTURYLINK INC	(110,230)	(1,669,985)
CHARTER COMMUNICATIONS INC-A	(5,120)	(1,459,046)
CHECK POINT SOFTWARE TECH	(9,700)	(995,705)
CLOROX COMPANY	(13,540)	(2,087,056)
COGNEX CORP	(12,610)	(487,629)
DISCOVERY INC-A	(15,950)	(394,603)
FEDERATED INVESTORS INC-CL B	(2,380)	(63,189)
FIRST REPUBLIC BANK/CA	(7,120)	(618,728)
FITBIT INC - A	(220,191)	(1,094,349)
FRANKLIN RESOURCES INC	(50,300)	(1,491,898)
GENERAL MILLS INC	(22,200)	(864,468)
HCA HEALTHCARE INC	(2,890)	(359,661)
HENNES & MAURITZ AB-B SHS	(125,420)	(1,783,284)
HENRY SCHEIN INC	(24,900)	(1,955,148)
IROBOT CORP	(23,827)	(1,995,273)
J.C. PENNEY CO INC	(81,380)	(84,635)
JUNIPER NETWORKS INC	(50,140)	(1,349,267)
KOHLS CORP	(4,750)	(315,115)
LOGITECH INTERNATIONAL-REG	(51,690)	(1,625,089)
MAXIM INTEGRATED PRODUCTS	(17,720)	(901,062)
MEREDITH CORP	(23,801)	(1,236,224)
MOWI ASA	(61,192)	(1,292,923)
MYRIAD GENETICS INC	(52,801)	(1,534,925)
NORDSTROM INC	(12,360)	(576,100)
OMNICOM GROUP	(11,190)	(819,556)
PROTO LABS INC	(4,860)	(548,159)
ROCHE HOLDING AG-GENUSSCHEIN	(2,380)	(589,400)
SEAGATE TECHNOLOGY	(10,260)	(395,933)
SIRIUS XM HOLDINGS INC	(47,311)	(270,146)
SWISSCOM AG-REG	(944)	(451,134)
TAIWAN SEMICONDUCTOR-SP ADR	(7,410)	(273,503)
TARGET CORP	(27,730)	(1,832,676)
TEXAS INSTRUMENTS INC	(12,560)	(1,186,920)
UBIQUITI NETWORKS INC	(8,955)	(890,217)
WADDELL & REED FINANCIAL-A	(39,203)	(708,790)
ZOETIS INC	(12,580)	(1,076,093)
ZSCALER INC	(17,330)	(679,509)
Total Common Stock Liabilities		$(42,315,235)
Fixed Income Security Liabilities
BONOS Y OBLIG DEL ESTADO 1.45% 31 Oct 2027	(100,000)	$(115,917)
Total Fixed Income Security Liabilities		$(115,917)

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
Derivative Liabilities
31750DLD8 OTC ECAL GBP VS USD JUN19 1.44 CALL	295,000	$(1,387)
31750DMB1 OTC EPUT GBP VS USD 1.315	291,000	(17,397)
317583714 CDX.O P 0.95 IG31 5Y JAN19 0.95 PUT	300,000	(315)
317583748 CDX.O P 0.95 IG31 5Y FEB19 0.95 PUT	200,000	(696)
317583755 CDX.O P 0.90 IG31 5Y JAN19 0.90 PUT	200,000	(334)
317583946 CDX.O P 1.00 IG31 5Y FEB19 1.00 PUT	200,000	(436)
317584027 CDX.O P 1.05 IG31 5Y MAR19 1.05 PUT	200,000	(531)
317584225 CDX.O P 1.20 IG31 5Y MAR19 1.20 PUT	300,000	(502)
3175RT328 CDX.O P 1.05 IG31 5Y FEB19 1.05 PUT	200,000	(343)
3175SA393 CDX.O P 0.90 IG31 5Y JAN19 0.90000 PUT	200,000	(334)
3175SA559 CDX.O P 0.95 IG31 5Y FEB19 0.95 PUT	200,000	(547)
3175SA625 CDX.O P 1.20 IG31 5Y MAR19 1.20 PUT	200,000	(335)
3175SA708 CDX.O P 0.95 IG31 5Y FEB19 0.95 PUT	300,000	(820)
3175SA849 CDX.O P 1.05 IG31 5Y FEB19 1.05 PUT	200,000	(343)
3175SA898 CDX.O P 1.1 IG31 5Y MAR19 1.1 PUT	100,000	(225)
3175SC027 CDX.O P 1.00 IG31 5Y FEB19 1.00 PUT	100,000	(218)
3175SC415 CDX.O P 1.20 IG31 5Y MAR19 1.20 PUT	100,000	(167)
3175TY846 CDX.O P 1.00 IG31 5Y JAN19 1.00 PUT	1,100,000	(696)
3175X0068 CDX.O P 1.00 IG31 5Y JAN19 1.00 PUT	200,000	(126)
3175X0308 CDX.O P 0.95 IG31 5Y FEB19 0.95 PUT	200,000	(547)
3175X2007 CDX.O P 1.10 IG31 5Y MAR19 1.10 PUT	100,000	(225)
3175X2106 CDX.O P 1.00 IG31 5Y MAR19 1.00 PUT	200,000	(633)
AIRBUS SE	15,085	(238,715)
ANTM 01/18/19 C295 OTC	5	(68)
AU OPTRONICS CORP	352,430	(4,240)
B&M EUROPEAN VALUE RETAIL SA	428,672	(524,586)
BLACKSTONE GROUP LP/THE	63,520	(159,570)
BRITISH AMERICAN TOBACCO PLC	70,751	(1,001,277)
BUD 01/18/19 C80	19	(67)
BWPC0DSY5 CDS EUR P F 1.00000 1% 20 Dec 2021	12,000,000	(213,405)
BWPC0E7U4 CDS USD P F 1.00000 1% 20 Dec 2020	300,000	(4,166)
BWPC0EHK5 CDS EUR P F 1.00000 1% 20 Dec 2020	100,000	(1,642)
BWPC0FA52 CDS USD P F 1.00000 1% 20 Jun 2022	4,478,000	(44,885)
BWPC0G6Z9 CDS EUR P F 1.00000 1% 20 Dec 2022	2,600,000	(37,986)
BWPC0G796 CDS USD P F 1.00000 1% 20 Dec 2022	7,300,000	(76,208)
BWPC0HCL1 CDS EUR P F 1.00000 1% 20 Dec 2023	100,000	(625)
BWPC0HFI5 CDS USD P F 5.00000 5% 20 Dec 2023	1,100,000	(22,009)
BWU00AH98 IRS JPY P F .50000 0.5% 17 Sep 2021	170,000,000	(20,675)
BWU00KXL1 IRS JPY P F .45000 0.45% 20 Mar 2029	419,000,000	(100,178)
BWU00L8Q6 IRS USD P F 2.95500 2.955% 12 Nov 2049	700,000	(11,312)
BWU00N9I9 IRS EUR P F .00000 0% 20 Mar 2021	1,700,000	(5,755)
BWU00OSN5 IRS GBP P F 1.21000 1.21% 19 Sep 2020	14,700,000	(28,777)
BWU00PF89 IRS USD P F 2.68300 2.683% 30 Apr 2025	600,000	(13,042)
BWU00PFT3 IRS USD P F 2.69600 2.696% 30 Apr 2025	200,000	(4,501)
BWU00PGP0 IRS USD P F 2.71400 2.714% 30 Apr 2025	600,000	(14,141)
BWU00PHV6 IRS USD P F 2.67300 2.673% 30 Apr 2025	400,000	(8,460)
BWU00PPI6 IRS USD P F 3.00000 3% 19 Dec 2028	1,500,000	(38,138)

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
BWU00PV81 IRS USD P F 3.00000 3% 19 Dec 2048	1,400,000	(37,084)
BWU00QCR8 IRS JPY P F .75000 0.75% 20 Dec 2038	117,036,000	(42,110)
BWU00QRP6 IRS EUR P F 1.50000 1.5% 20 Mar 2049	700,000	(22,503)
BWU00QRS0 IRS GBP P F 1.50000 1.5% 20 Mar 2029	500,000	(3,280)
BWU00QXQ7 IRS USD P F 3.20000 3.2% 01 Apr 2021	84,700,000	(291,707)
BWU00QYV5 IRS GBP P F 1.50000 1.5% 16 Sep 2021	8,300,000	(26,754)
BWU00QYZ6 IRS GBP P F 1.50000 1.5% 16 Dec 2021	6,600,000	(19,822)
BWU00RZZ3 IRS USD P F 3.00000 3% 19 Jun 2029	2,900,000	(70,572)
CELLTRION INC	152	(30,364)
CHINA STEEL CORP	324,554	(47,824)
CNC 01/18/19 P110	27	(4,658)
COMMONWEALTH BANK OF AUSTRAL	17,289	(39,741)
HONG KONG DOLLAR SPOT	9,777	(1,249)
JAPANESE YEN (JPY) SPOT	1,034,234	(9,441)
KKR & CO INC -A	25,195	(56,773)
LOW 01/18/19 C99 OTC	30	(1,410)
MSFT 01/18/19 C110	14	(658)
SILLAJEN INC	2,357	(2,685)
SWPC0FSH7 CDS USD P F 1.00000 1% 20 Jun 2022	400,000	(11,287)
SWPC0FSK0 CDS USD P F 1.00000 1% 21 Jun 2022	400,000	(11,287)
SWPC0FSL8 CDS USD P F 1.00000 1% 20 Jun 2022	500,000	(14,109)
SWPC0H4B2 CDS USD P F 1.00000 1% 20 Jun 2023	400,000	(6,598)
SWPC0H4D8 CDS USD P F 1.00000 1% 20 Jun 2023	300,000	(8,200)
SWPC0H4H9 CDS USD P F 1.00000 1% 20 Jun 2023	100,000	(2,733)
SWPC0H4S5 CDS USD P F 1.00000 1% 20 Jun 2023	400,000	(10,933)
SWPC0H4T3 CDS USD P F 1.00000 1% 20 Jun 2023	200,000	(5,466)
SWPC0H9G6 CDS USD P V 03MEVENT 1% 20 Jun 2023	100,000	(4,466)
SWPC0HCO5 CDS USD P V 03MEVENT 1% 20 Dec 2023	200,000	(9,390)
SWPC0HDI7 CDS USD P V 03MEVENT 1% 20 Dec 2023	100,000	(5,404)
SWPC0HOF1 CDS EUR P V 03MEVENT 1% 20 Dec 2019	100,000	(471)
SWU00M934 IRS KRW P F 1.99500 1.995% 10 Jul 2027	1,497,100,000	(20,313)
SWU00M9S9 IRS KRW P F 2.03000 2.03% 10 Jul 2027	1,421,100,000	(22,952)
SWU00OG16 IRS ZAR P V 03MJIBAR 1% 20 Jun 2023	2,500,000	(2,362)
SWU00QRR2 IRS GBP P V 06MLIBOR 1% 20 Mar 2024	1,400,000	(5,806)
SWU01Y408 TRS USD P E COMMODITYSPREAD	4,800	(8,505)
SWU02Y118 TRS USD P E COMMODITYSPREAD	200	(2,392)
SWU02Y118 TRS USD R E COMMODITYSPREAD	400	(2,526)
SWU02Y480 IRS USD P V 01MLIBOR 1% 26 Apr 2022	5,500,000	(307)
SWU02Y589 TRS USD P E COMMODITYSPREAD	1,200	(1,855)
SWU071172 TRS USD P E	332,700	(11,869)
SWU071719 TRS USD P E	75,000	(309)
SWU078011 TRS USD P E COMMODITYSPREAD	800	(306)
SWU078029 TRS USD P E COMMODITYSPREAD	800	(306)
SWU081502 TRS USD P E COMMODITYFORWARD	100	(7,796)
SWU081809 TRS USD R E COMMODITYSPREAD	800	(433)
SWU081817 TRS USD P E 09 Jul 2019	519,480	(448)
SWU083607 TRS USD P E COMMODITYSPREAD	9,300	(35,727)
SWU083839 TRS USD P E COMMODITYSPREAD	2,100	(1,372)
SWU084027 TRS USD P E KWN9 COMMODITYFORWARD	20,000	(592)
SWU0B9915 TRS USD R E COMMODITYFORWARD	800	(678)

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
SWU0JSA21 TRS USD R E COMMODITYSPREAD	200	(108)
SWU0QA387 TRS USD P E COMMODITYSPREAD	1,200	(2,198)
SWU0QA395 TRS USD P E COMMODITYSPREAD	2,400	(4,235)
SWU0QA700 TRS USD P V 03MTBILL 1% 15 Feb 2019	3,356,426	(192,240)
SWU0QA718 TRS USD P V 03MTBILL 1% 15 Feb 2019	7,895,557	(336,971)
SWU0QA890 TRS USD P V 03MTBILL 1% 15 Feb 2019	7,445,617	(426,450)
SWU0QQ689 TRS USD P F .00000 1% 15 Feb 2019	704,034	(27,729)
SWU0QQ697 TRS USD P F .95000 0.95% 15 Feb 2019	761,762	(619)
SWU0QQ747 TRS USD P F .35000 1% 15 Feb 2019	3,138,209	(25,637)
SWU0QQ796 TRS USD P F .00000 0% 15 Feb 2019	704,088	(27,752)
SWU0QQ945 TRS USD P V 03MTBILL 1% 15 Feb 2019	18,045,890	(1,091,839)
SWU0QQ994 TRS USD P V 03MTBILL 1% 15 Feb 2019	14,331,578	(820,846)
SWU0RT062 TRS USD P E COMMODITYSPREAD	7,200	(5,390)
SWU0RT070 TRS USD P E COMMODITYSPREAD	8,400	(6,620)
SWU0RT377 TRS USD P E COMMODITYSPREAD	1,200	(355)
SWU0RT575 TRS USD P E C Z9 COMMODITYFORWARD	65,000	(634)
SWU0RT583 TRS USD P E COMMODITYSPREAD	2,100	(517)
SWU0SA005 TRS USD P E COMMODITYSPREAD	1,200	(1,644)
SWU0SA187 TRS USD P E COMMODITYSPREAD	1,200	(1,526)
SWU0SA203 TRS USD P E COMMODITYSPREAD	2,100	(2,765)
SWU0SC852 TRS USD P E COMMODITYSPREAD	1,200	(726)
SWU0SD280 TRS USD P E COMMODITYSPREAD	3,600	(1,585)
SWU0SD330 TRS USD P E COMMODITYSPREAD	1,200	(598)
SWU0SD447 TRS USD P E COMMODITYSPREAD	4,800	(2,022)
SWU0SD454 TRS USD P E KWH9 COMMODITYFORWARD	25,000	(5,384)
SWU0SD504 TRS USD P E COMMODITYSPREAD	2,100	(528)
SWU0SD645 TRS USD P E C Z9 COMMODITYFORWARD	115,000	(982)
SWU0SS030 TRS USD P E VARS GOLDLNPM 0.01782225 06/08	299,620	(562)
SWU0SS097 TRS USD R E COMMODITYSPREAD	800	(678)
SWU0SS329 TRS USD R E COMMODITYSPREAD	3,000	(1,624)
SWU0SS394 TRS USD P E COMMODITYSPREAD	8,400	(15,628)
SWU0TY267 TRS USD P E COMMODITYSPREAD	1,200	(1,486)
SWU0TY283 TRS USD P E COMMODITYSPREAD	600	(816)
SWU0TY804 TRS USD R E COMMODITYSPREAD	4,200	(2,274)
SWU0TY945 TRS USD P E COMMODITYSPREAD	1,200	(1,630)
SWU0WE937 TRS USD R E COMMODITYSPREAD	800	(678)
SWU0Y0836 TRS USD R E COMMODITYFORWARD	600	(325)
SWU0Y0976 TRS USD R E COMMODITYSPREAD	500	(271)
SWU0Y0984 TRS USD R E COMMODITYSPREAD	500	(271)
SWU0Y1321 TRS USD R E COMMODITYSPREAD	200	(108)
SWU0Y1784 TRS USD R E COMMODITYSPREAD	2,500	(18)
SWU0Y2790 TRS USD P E	323,900	(11,401)
SWU0Y5280 TRS USD P E	320,800	(7,488)
SWU0Y7104 TRS USD P E COMMODITYSPREAD	9,600	(19,468)
SWU0Y9563 TRS USD P E COMMODITYSPREAD	1,600	(866)
SWU0Z0819 TRS USD P E COMMODITYSPREAD	800	(5,031)
SWU0Z0819 TRS USD R E COMMODITYSPREAD	800	(5,032)
SWU0Z7715 TRS USD R E COMMODITYSPREAD	2,400	(1,299)
U.S. DOLLAR SPOT FORWARD	3,082	(3,082)
WESTPAC BANKING CORP	50,000	(28,165)
WULIANGYE YIBIN CO LTD-A	156,249	(558,560)
YASKAWA ELECTRIC CORP	3,113	(3,242)
Total Derivative Liabilities		$(7,185,321)

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Current Value
Total Investment Liabilities (at fair value)		$(49,616,473)
Total Investment Assets less Investment Liabilities		$6,823,712,306
*Notes Receivable from Participants with interest rates ranging from 4.25% to 7% with maturities up to 10 years		$25,917,611
Total Investments, net		$6,849,629,917
*	Denotes party-in-interest

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
Securities Purchased Under Agreements to Resell
CITIGROUP REPO	21,500,000	$21,500,000
DEUTSCHE BANK REPO	16,200,000	16,200,000
PARIBAS REPO	207,700,000	207,700,000
RBC CAPITAL MARKETS REPO	17,000,000	17,000,000
REPO CREDIT SUISSE	35,300,000	35,300,000
REPO SOCIETE GENERALE	99,300,000	99,300,000
REPO TORONTO DOMINION	123,800,000	123,800,000
Total Securities Purchased Under Agreements to Resell		$520,800,000
Fixed Income Securities
ANHEUSER BUSCH INBEV WOR 3.5% 12 Jan 2024	100,000	$98,963
BERKSHIRE HATHAWAY ENERG 2.375% 15 Jan 2021	325,000	324,812
BONOS Y OBLIG DEL ESTADO 0.25% 30 Apr 2018	300,000	362,460
BUONI ORDINARI DEL TES 0.01% 13 Apr 2018	100,000	123,270
CIT GROUP INC 5.5% 15 Feb 2019	100,000	102,473
FED HOME LN DISCOUNT NT 0.01% 01 Jun 2018	1,000,000	1,000,000
FED HOME LN DISCOUNT NT 0.01% 03 Jul 2018	1,300,000	1,300,000
FED HOME LN DISCOUNT NT 0.01% 06 Jul 2018	1,800,000	1,799,249
FED HOME LN DISCOUNT NT 0.01% 07 Aug 2018	1,600,000	1,600,000
FED HOME LN DISCOUNT NT 0.01% 07 Jun 2018	2,400,000	2,397,687
FED HOME LN DISCOUNT NT 0.01% 08 Aug 2018	2,300,000	2,300,000
FED HOME LN DISCOUNT NT 0.01% 09 Jan 2018	2,100,000	2,100,000
FED HOME LN DISCOUNT NT 0.01% 09 Jul 2018	2,200,000	2,200,000
FED HOME LN DISCOUNT NT 0.01% 10 Dec 2018	1,400,000	1,396,679
FED HOME LN DISCOUNT NT 0.01% 10 Jan 2018	1,900,000	1,900,000
FED HOME LN DISCOUNT NT 0.01% 10 Oct 2018	1,600,000	1,596,466
FED HOME LN DISCOUNT NT 0.01% 11 May 2018	2,900,000	2,900,000
FED HOME LN DISCOUNT NT 0.01% 11 Sep 2018	2,000,000	1,997,702
FED HOME LN DISCOUNT NT 0.01% 12 Dec 2018	2,100,000	2,096,614
FED HOME LN DISCOUNT NT 0.01% 12 Jul 2018	3,300,000	3,300,000
FED HOME LN DISCOUNT NT 0.01% 17 Oct 2018	3,100,000	3,098,856
FED HOME LN DISCOUNT NT 0.01% 19 Jul 2018	2,000,000	2,000,000
FED HOME LN DISCOUNT NT 0.01% 20 Jul 2018	1,800,000	1,800,000
FED HOME LN DISCOUNT NT 0.01% 23 Oct 2018	1,800,000	1,795,805
FED HOME LN DISCOUNT NT 0.01% 24 Apr 2018	2,600,000	2,600,000
FED HOME LN DISCOUNT NT 0.01% 25 Apr 2018	2,600,000	2,600,000
FED HOME LN DISCOUNT NT 0.01% 25 Jun 2018	1,000,000	1,000,000
FED HOME LN DISCOUNT NT 0.01% 25 May 2018	1,400,000	1,399,518
FED HOME LN DISCOUNT NT 0.01% 26 Apr 2018	2,900,000	2,900,000
FED HOME LN DISCOUNT NT 0.01% 27 Jul 2018	400,000	400,000
FED HOME LN DISCOUNT NT 0.01% 28 Nov 2018	1,100,000	1,100,000
FED HOME LN DISCOUNT NT 0.01% 30 Jul 2018	1,000,000	1,000,000
FED HOME LN DISCOUNT NT 0.01% 31 Aug 2018	300,000	299,717
FED HOME LN DISCOUNT NT 0.01% 31 Jul 2018	1,600,000	1,600,000

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
FHLMC TBA 30 YR 3.5 3.5% 10 Apr 2049	2,000,000	1,997,012
FHLMC TBA 30 YR 3.5 3.5% 13 Aug 2049	2,000,000	1,985,449
FHLMC TBA 30 YR 3.5 3.5% 13 Jun 2049	2,000,000	1,974,980
FHLMC TBA 30 YR 3.5 3.5% 13 Mar 2049	1,000,000	996,484
FHLMC TBA 30 YR 3.5 3.5% 13 May 2049	2,000,000	1,984,160
FHLMC TBA 30 YR 3.5 3.5% 15 Jul 2049	2,000,000	1,989,414
FINN SQUARE CLO LTD 1% 24 Dec 2023	188,501	188,501
FNMA TBA 30 YR 3.5 3.5% 10 Apr 2049	8,800,000	8,775,686
FNMA TBA 30 YR 3.5 3.5% 10 Oct 2049	13,200,000	13,036,289
FNMA TBA 30 YR 3.5 3.5% 12 Sep 2049	13,200,000	13,128,586
FNMA TBA 30 YR 3.5 3.5% 13 Aug 2049	6,600,000	6,558,316
FNMA TBA 30 YR 3.5 3.5% 13 Dec 2048	13,200,000	12,858,398
FNMA TBA 30 YR 3.5 3.5% 13 Jun 2049	6,600,000	6,507,668
FNMA TBA 30 YR 3.5 3.5% 13 May 2049	8,800,000	8,740,455
FNMA TBA 30 YR 3.5 3.5% 13 Nov 2048	6,600,000	6,430,359
FNMA TBA 30 YR 3.5 3.5% 15 Jul 2049	9,300,000	9,226,471
FNMA TBA 30 YR 4 4% 10 Apr 2049	6,600,000	6,753,527
FNMA TBA 30 YR 4 4% 10 Oct 2049	3,300,000	3,361,746
FNMA TBA 30 YR 4 4% 12 Sep 2049	3,300,000	3,347,309
FNMA TBA 30 YR 4 4% 13 Aug 2049	3,300,000	3,351,949
FNMA TBA 30 YR 4 4% 13 Dec 2048	17,200,000	17,320,805
FNMA TBA 30 YR 4 4% 13 Jun 2049	6,600,000	6,695,906
FNMA TBA 30 YR 4 4% 13 Mar 2049	6,600,000	6,762,551
FNMA TBA 30 YR 4 4% 13 May 2049	3,300,000	3,380,309
FNMA TBA 30 YR 4 4% 13 Nov 2048	27,400,000	27,415,434
FNMA TBA 30 YR 4 4% 15 Jul 2049	6,600,000	6,727,102
JAPAN TREASURY DISC BILL 0.01% 06 Aug 2018	110,000,000	987,034
JAPAN TREASURY DISC BILL 0.01% 09 Apr 2018	110,000,000	1,027,653
JAPAN TREASURY DISC BILL 0.01% 09 Jul 2018	110,000,000	993,497
JAPAN TREASURY DISC BILL 0.01% 09 Oct 2018	110,000,000	972,075
JAPAN TREASURY DISC BILL 0.01% 10 Sep 2018	410,000,000	3,689,871
JAPAN TREASURY DISC BILL 0.01% 11 Jun 2018	410,000,000	3,730,495
JAPAN TREASURY DISC BILL 0.01% 14 May 2018	110,000,000	1,004,108
JAPAN TREASURY DISC BILL 0.01% 18 Jun 2018	330,000,000	2,987,372
JAPAN TREASURY DISC BILL 0.01% 18 Sep 2018	330,000,000	2,937,903
JAPAN TREASURY DISC BILL 0.01% 20 Aug 2018	210,000,000	1,901,571
JAPAN TREASURY DISC BILL 0.01% 21 May 2018	210,000,000	1,888,150
JAPAN TREASURY DISC BILL 0.01% 23 Apr 2018	360,000,000	3,319,043
REPUBLIKA SLOVENIJA 1% 06 Mar 2028	100,000	121,389
SPRINT COMMUNICATIONS 9% 15 Nov 2018	200,000	200,000
TREASURY BILL 0 09/13/2018	200,000	198,019
TSY INFL IX N/B 0.375% 15 Jan 2027	826,371	799,153
TSY INFL IX N/B 0.375% 15 Jul 2027	1,778,951	1,740,586
VODAFONE GROUP PLC 3.75% 16 Jan 2024	100,000	98,807
Total Fixed Income Securities		$264,581,863

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
Common Stock
6324.JP	396	$14,094
ATLAS COPCO AB A REDEMPTION	70,980	64,753
AUB GROUP	7,353	65,286
AVEXIS INC	1,779	376,979
BHC	21,582	388,566
CK ASSET HOLDINGS LTD	63,000	524,729
DANSKE BANK A/S	7,018	189,531
DISTELL GROUP HOLDINGS LTD	6,811	60,074
GODREJ CONSUMER PRODUCTS LTD	6,217	67,343
HANG LUNG PROPERTIES LTD	117,574	251,320
IBERDROLA SA	715,555	271,936
IG GROUP HOLDINGS PLC	43,751	357,681
INFOSYS TECHNOLOGIES LTD	19,500	145,929
ITAUSA INVESTIMEN P RCT	7,659	17,942
ITE GROUP PLC	536,406	536,883
K2M GROUP HOLDINGS INC	8,298	226,781
MELROSE INDUSTRIES PLC	708,840	2,222,450
MILLSTONE IV CSH	10,624	10,015
MOWI.NO	55,211	1,170,236
MORGAN STANLEY LIQUID ASSET FU	8,629,761	8,629,761
NORDEA BANK AB	98,819	1,007,672
ODAKYU ELECTRIC RAILWAY CO	26,715	586,153
OLD MUTUAL LTD	91,371	204,190
OLD MUTUAL PLC	91,371	234,352
ORTHOFIX INTERNATIONAL NV	7,482	435,273
OSPREY ENERGY ACQUISITION CO	20,527	227,239
PEUGEOT SA	44,556	1,077,792
PUMA SE	143	76,093
QUILTER PLC	30,457	63,326
ROHM CO LTD	2,500	211,399
SAPPHIRE INDUSTRIALS C-UNITS ESCROW	43,813	4
SHIKOKU ELECTRIC POWER CO	22,100	295,537
SOFTBANK GROUP CORP	12,900	893,269
SUMITOMO ELECTRIC INDUSTRIES	39,500	574,887
TAIYO YUDEN CO LTD	12,100	261,593
TATA CONSULTANCY SERVICES LTD	10,789	198,747
TIBCO SOFTWARE INC ESCROW	113,243	15,922
YAPI VE KREDI BANKASI AS	501,856	241,179
Total Common Stock		$22,196,916
Real Estate Investment Trusts
DDR CORP	15,216	$271,994
FOREST CITY REALTY TRUST A	119,450	2,959,296
Total Real Estate Investment Trusts		$3,231,290

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
Derivatives
31750CR10 OTC ECAL GBP VS USD	484,000	$3,016
31750CRC6 OTC ECAL EUR VS USD	400,000	5,557
31750CRE2 OTC EPUT EUR VS USD	400,000	10,883
31750CTJ9 OTC ECAL AUD VS USD	1,000,000	13,097
31750CTK6 OTC EPUT AUD VS USD	1,000,000	19,619
31750CTL4 OTC ECAL EUR VS USD	766,000	11,150
31750CTM2 OTC ECAL EUR VS USD	107,000	1,558
31750CTN0 OTC EPUT EUR VS USD	766,000	9,812
31750CTO8 OTC EPUT EUR VS USD	107,000	1,408
31750CTY6 OTC ECAL USD VS CAD	500,000	8,393
31750CTZ3 OTC EPUT USD VS CAD	500,000	2,330
31750CU81 OTC EPUT USD VS CAD	400,000	2,444
31750CU99 OTC EPUT USD VS CAD	400,000	1,408
31750CUE8 OTC EPUT USD VS JPY	500,000	1,870
31750CUI9 OTC EPUT USD VS JPY	300,000	1,365
31750CUJ7 OTC EPUT USD VS JPY	500,000	495
31750CUL2 OTC EPUT USD VS JPY	500,000	1,780
31750CWH9 OTC EPUT AUD VS CAD	504,000	2,580
31750CWK2 OTC ECAL AUD VS CAD	504,000	2,198
31750CX05 OTC EPUT AUD VS USD	287,000	6,136
31750CX13 OTC ECAL AUD VS USD	287,000	5,549
31750CX21 OTC ECAL AUD VS USD	33,000	633
31750CX39 OTC EPUT AUD VS USD	33,000	715
31750CX88 OTC EPUT AUD VS USD	518,000	11,060
31750CX96 OTC ECAL AUD VS USD	518,000	10,085
31750D033 OTC EPUT EUR VS USD DEC18 1.185 PUT	800,000	6,620
31750D0Z2 OTC EPUT USD VS MXN	200,000	10,750
31750D108 OTC ECAL USD VS MXN	200,000	10,750
31750D116 OTC ECAL USD VS BRL	200,000	25,386
31750D124 OTC EPUT USD VS BRL	200,000	2,142
31750D1W8 OTC ECAL USD VS TRY	98,000	735
31750D2B3 OTC ECAL USD VS JPY	100,000	959
31750D2C1 OTC ECAL USD VS JPY	200,000	1,928
31750D2D9 OTC EPUT USD VS JPY	200,000	1,928
31750D2E7 OTC EPUT USD VS JPY	100,000	959
31750D5V6 OTC EPUT GBP VS USD	436,000	2,070
31750D8L5 OTC ECAL GBP VS USD	370,000	4,356
31750D8M3 OTC EPUT GBP VS USD	370,000	4,466
31750D967 OTC ECAL EUR VS SEK	252,000	3,206
31750DG36 OTC ECAL EUR VS SEK APR19 10.9 CALL	209,000	2,391
31750DGW2 OTC EPUT EUR VS USD MAY19 1.14 PUT	500,000	10,494
31750DGZ5 OTC ECAL EUR VS USD MAY19 1.27 CALL	500,000	6,905
31750DII1 OTC ECAL GBP VS USD JUL18 1.35 CALL	295,000	1,425
31750DJZ2 OTC EPUT GBP VS USD JUL18 1.325 PUT	291,000	1,419
31750DLO4 OTC EPUT USD VS CAD AUG18 1.305 PUT	335,000	2,580
31750DLR7 OTC ECAL USD VS CAD AUG18 1.37 CALL	503,000	208
31750DNE4 OTC EPUT USD VS INR	269,000	2,943
31750DPA0 OTC ECAL USD VS ZAR	300,000	3,030
31750DQN1 OTC EPUT USD VS ZAR	300,000	1,746
31750DS90 OTC ECAL USD VS JPY	200,000	842
31750DSH2 OTC ECAL USD VS JPY	161,000	650
31750DUT3 OTC ECAL USD VS JPY SEP18 112 CALL	200,000	640

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
31750DW12 OTC EPUT USD VS MXN NOV18 18 PUT	400,000	2,436
31750DWJ3 OTC ECAL EUR VS JPY FEB19 135 CALL	400,000	4,883
31750DWK0 OTC EPUT EUR VS USD FEB19 1.15 PUT	400,000	8,634
31750DWT1 OTC EPUT AUD VS USD	300,000	1,415
31750DZV3 AUD CALL USD PUT NOV18 0.7335 CALL	300,000	1,399
31750E0S6 OTC EPUT EUR VS GBP	807,000	4,759
31750E130 OTC ECAL USD VS SEK	300,000	2,514
31750E1Q9 OTC EPUT USD VS BRL	300,000	2,790
31750E1U0 OTC ECAL USD VS BRL	300,000	498
31750E1V8 OTC EPUT USD VS BRL	300,000	710
31750E5J1 OTC ECAL AUD VS USD	300,000	1,173
31750E5X0 USD PUT RUB CALL DEC18 65 PUT	400,000	3,210
3175165P3 ITRAXX.O P 0.75 EU29 SEP18 0.75 PUT	2,200,000	4,361
3175165Q1 ITRAXX.O C 0.475 EU2 SEP18 0.475 CALL	2,200,000	1,127
31751Y028 CDX.O P 0.80 IG29 5Y MAY18 0.8 PUT	200,000	275
31751Y564 CDX.O P 0.90 IG30 5Y JUN18 0.9 PUT	200,000	260
31751Y614 CDX.O P 0.85 IG30 5Y MAY18 0.85 PUT	300,000	273
31751Y655 CDX.O P 0.90 IG30 5Y JUN18 0.9 PUT	400,000	588
31751Y838 CDX.O P 0.90 IG30 5Y JUN18 0.9 PUT	100,000	118
31751Y846 CDX.O P 0.95 IG30 5Y JUL18 0.95 PUT	200,000	333
31752Y423 CDX.O P 0.75 IG30 5Y JUL18 0.75 PUT	300,000	390
3175389W8 OTC ECAL USD VS KR	269,000	1,067
3175468F9 ITRAXX.O C 0.475 EU2 APR18 0.475 CALL	2,900,000	2,412
3175629C2 ITRAXX.O P 0.70 EU28 APR18 0.7 PUT	2,900,000	3,305
317579357 CDX.O P 0.90 IG30 5Y JUN18 0.9 PUT	200,000	220
317579480 CDX.O P 0.95 IG30 5Y JUL18 0.95 PUT	100,000	172
317579845 CDX.O P 0.85 IG30 5Y JUL18 0.85 PUT	100,000	101
317580504 CDX.O P 0.725 IG30 5 JUL18 0.725 PUT	200,000	185
3175CA424 CDX.O P 0.90 IG30 5Y SEP18 0.9 PUT	100,000	123
3175TY838 CDX.O P 0.90 IG31 5Y DEC18 0.90 PUT	200,000	194
3175TY887 CDX.O P 0.90 IG31 5Y DEC18 0.90 PUT	100,000	100
3175WA018 CDX.O P 0.75 IG30 5Y JUL18 0.75 PUT	500,000	475
3175Z7806 CDX.O P 0.90 IG30 5Y SEP18 0.9 PUT	300,000	400
317U754Q3 IRO USD 10Y C 2.7500 OCT18 2.75 CALL	600,000	2,235
317U757Q0 IRO USD 10Y P 3.2000 OCT18 3.20000 PUT	600,000	2,108
8CV8C F9 NYM ECAL NAT GAS 3M C DEC18 0.2 CALL	2	613
8CV8P F9 NYM EPUT NAT GAS 3M C DEC18 0.35 PUT	2	773
BWU00MO45 IRS JPY P F .30000 0.3% 20 Mar 2028	100,000,000	922,649
BWU00MO45 IRS JPY R V 06MLIBOR 1% 20 Mar 2028	100,000,000	887,627
BWU00NBJ4 IRS USD P F 2.00000 2% 20 Jun 2023	400,000	400,000
BWU00NBJ4 IRS USD R V 03MLIBOR 1% 20 Jun 2023	400,000	418,769
BWU00NBK1 IRS USD P F 2.00000 2% 20 Jun 2023	500,000	500,000
BWU00NBK1 IRS USD R V 03MLIBOR 1% 20 Jun 2023	500,000	521,856
BWU00NBO3 IRS USD P F 2.25000 2.25% 20 Jun 2028	4,200,000	4,200,000
BWU00NBO3 IRS USD R V 03MLIBOR 1% 20 Jun 2028	4,200,000	4,465,311

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
BWU00NVG8 IRS JPY P F .35375 0.353% 18 Jan 2028	10,000,000	91,516
BWU00NVG8 IRS JPY R V 06MLIBOR 1% 18 Jan 2028	10,000,000	92,500
BWU00NYG5 IRS JPY P F .39900 0.399% 18 Jun 2028	30,000,000	274,549
BWU00NYG5 IRS JPY R V 06MLIBOR 1% 18 Jun 2028	30,000,000	261,099
BWU00NYH3 IRS JPY P F .38000 0.38% 18 Jun 2028	20,000,000	183,033
BWU00NYH3 IRS JPY R V 06MLIBOR 1% 18 Jun 2028	20,000,000	174,354
BWU00O8B3 IRS JPY P F .35100 0.351% 08 Feb 2028	20,000,000	183,008
BWU00O8B3 IRS JPY R V 06MLIBOR 1% 08 Feb 2028	20,000,000	184,690
BWU00OAE4 IRS JPY P F .30125 0.301% 13 Feb 2028	40,000,000	366,166
BWU00OAE4 IRS JPY R V 06MLIBOR 1% 13 Feb 2028	40,000,000	372,424
BWU00OD01 IRS JPY P F .35375 0.353% 16 Feb 2028	50,000,000	469,553
BWU00OD01 IRS JPY R V 06MLIBOR 1% 16 Feb 2028	50,000,000	454,646
BWU00OII7 IRS GBP P F 1.50000 1.5% 18 Dec 2020	19,800,000	26,411,078
BWU00OII7 IRS GBP R V 03MLIBOR 1% 18 Dec 2020	19,800,000	25,877,999
BWU00OMX9 IRS EUR P F .00000 0% 19 Sep 2020	1,700,000	2,087,601
BWU00OMX9 IRS EUR R V 06MEURIB 1% 19 Sep 2020	1,700,000	1,970,419
BWU00ON00 IRS EUR P F 1.50000 1.5% 19 Sep 2048	500,000	616,500
BWU00ON00 IRS EUR R V 06MEURIB 1% 19 Sep 2048	500,000	585,313
BWU00ON18 IRS GBP P F 1.25000 1.25% 19 Sep 2020	8,000,000	11,210,794
BWU00ON18 IRS GBP R V 06MLIBOR 1% 19 Sep 2020	8,000,000	10,392,381
BWU00ON34 IRS GBP P F 1.50000 1.5% 19 Sep 2028	2,900,000	4,062,890
BWU00ON34 IRS GBP R V 06MLIBOR 1% 19 Sep 2028	2,900,000	3,823,315
BWU00ON42 IRS GBP P F 1.75000 1.75% 19 Sep 2048	550,000	765,545
BWU00ON42 IRS GBP R V 06MLIBOR 1% 19 Sep 2048	550,000	717,358
BWU00ORZ9 IRS EUR P F 1.50000 1.5% 19 Sep 2048	1,000,000	1,233,000
BWU00ORZ9 IRS EUR R V 06MEURIB 1% 19 Sep 2048	1,000,000	1,179,880
BWU00QRT8 IRS GBP P F 1.75000 1.75% 20 Mar 2049	550,000	723,387
BWU00QRT8 IRS GBP R V 06MLIBOR 1% 20 Mar 2049	550,000	713,392
BWU00QUH0 IRS ZAR P F 8.13250 8.132% 13 Sep 2023	5,700,000	386,473
BWU00QUH0 IRS ZAR R V 03MJIBAR 1% 13 Sep 2023	5,700,000	393,571
BWU00QVA4 IRS ZAR P F 8.10000 8.1% 14 Sep 2023	400,000	26,888
BWU00QVA4 IRS ZAR R V 03MJIBAR 1% 14 Sep 2023	400,000	27,657
BWU00QVH9 IRS ZAR P F 8.11100 8.111% 14 Sep 2023	700,000	47,055
BWU00QVH9 IRS ZAR R V 03MJIBAR 1% 14 Sep 2023	700,000	48,379
BWU00QVJ5 IRS ZAR P F 8.19500 8.195% 14 Sep 2023	200,000	13,444
BWU00QVJ5 IRS ZAR R V 03MJIBAR 1% 14 Sep 2023	200,000	13,778
BWU00QWM7 IRS ZAR P F 8.25000 8.25% 18 Sep 2023	500,000	33,717
BWU00QWM7 IRS ZAR R V 03MJIBAR 1% 18 Sep 2023	500,000	34,362
BWU00QWP0 IRS ZAR P F 8.21500 8.215% 18 Sep 2023	500,000	33,717
BWU00QWP0 IRS ZAR R V 03MJIBAR 1% 18 Sep 2023	500,000	34,407
BYK8C K8 NYM ECAL WTI BRENT SP MAR18 3.5 CALL	5	1,543
BYK8P K8 NYM EPUT WTI BRENT SP MAR18 6.5 PUT	5	193
BYU8C U8 NYM ECAL WTI BRENT SP JUL18 5.5 CALL	4	1,616
BYU8P U8 NYM EPUT WTI BRENT SP JUL18 8.5 PUT	4	2,726
BYV8C V8 NYM ECAL WTI BRENT SP AUG18 6 CALL	3	2,570
CCS0819S1 CYS EUR R V 03MEURIB 1% 19 Sep 2020	1,500,000	1,853,401
CCS0819S1 CYS USD P V 03MLIBOR 1% 19 Sep 2020	1,845,000	1,845,000
SWPC0GPK1 CDS USD P V 03MEVENT 1% 20 Jun 2023	200,000	200,000
SWPC0GPK1 CDS USD R F 1.00000 1% 20 Jun 2023	200,000	192,420

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
SWPC0GQ87 CDS EUR P V 03MEVENT 1% 21 Jun 2023	2,100,000	2,448,494
SWPC0GQ87 CDS EUR R F 1.00000 1% 21 Jun 2023	2,100,000	2,516,910
SWU00MIB6 IRS EUR P V 06MEURIB 1% 21 Mar 2028	300,000	370,935
SWU00MIB6 IRS EUR R F 1.00000 1% 21 Mar 2028	300,000	365,322
SWU00MX86 IRS EUR P V 06MEURIB 1% 20 Jun 2028	1,300,000	1,550,209
SWU00MX86 IRS EUR R F 1.00000 1% 20 Jun 2028	1,300,000	1,532,141
SWU00MXA1 IRS EUR P V 06MEURIB 1% 20 Jun 2023	2,300,000	2,816,706
SWU00MXA1 IRS EUR R F .50000 0.5% 20 Jun 2023	2,300,000	2,723,430
SWU00NBK1 IRS USD P V 03MLIBOR 1% 20 Jun 2023	1,300,000	1,300,000
SWU00NBK1 IRS USD R F 2.00000 2% 20 Jun 2023	1,300,000	1,250,203
SWU00NU20 IRS BRL P V 00MBRCDI 1% 04 Jan 2021	13,700,000	4,257,152
SWU00NU20 IRS BRL R F 8.86000 8.86% 04 Jan 2021	13,700,000	4,268,198
SWU00OCY8 IRS NZD P V 03MNZDBB 1% 14 Feb 2020	13,400,000	9,789,256
SWU00OCY8 IRS NZD R F 2.50000 2.5% 14 Feb 2020	13,400,000	8,890,057
SWU00OIH9 IRS GBP P V 03MLIBOR 1% 19 Dec 2019	13,200,000	17,766,394
SWU00OIH9 IRS GBP R F 1.25000 1.25% 19 Dec 2019	13,200,000	17,334,656
SWU00OMY7 IRS EUR P V 06MEURIB 1% 19 Sep 2023	5,400,000	6,665,622
SWU00OMY7 IRS EUR R F .50000 0.5% 19 Sep 2023	5,400,000	6,335,044
SWU00OMZ4 IRS EUR P V 06MEURIB 1% 19 Sep 2028	1,400,000	1,637,180
SWU00OMZ4 IRS EUR R F 1.25000 1.25% 19 Sep 2028	1,400,000	1,671,733
SWU00ON26 IRS GBP P V 06MLIBOR 1% 19 Sep 2023	1,400,000	1,958,110
SWU00ON26 IRS GBP R F 1.50000 1.5% 19 Sep 2023	1,400,000	1,845,803
SWU00PIU7 IRS EUR P V 06MEURIB 1% 25 Oct 2027	1,800,000	2,106,719
SWU00PIU7 IRS EUR R F .95170 0.951% 25 Oct 2027	1,800,000	2,121,319
SWU00PK83 IRS EUR P V 06MEURIB 1% 25 Oct 2027	1,600,000	1,864,719
SWU00PK83 IRS EUR R F .90962 0.909% 25 Oct 2027	1,600,000	1,866,724
SWU00PK91 IRS EUR P V 06MEURIB 1% 25 Oct 2027	400,000	466,180
SWU00PK91 IRS EUR R F .89166 0.891% 25 Oct 2027	400,000	465,946
SWU00QCS6 IRS JPY P V 06MLIBOR 1% 20 Dec 2028	111,785,000	1,003,361
SWU00QCS6 IRS JPY R F .50000 0.5% 20 Dec 2028	111,785,000	1,014,455
SWU00QST7 IRS EUR P V 06MEURIB 1% 20 Mar 2049	300,000	346,665
SWU00QST7 IRS EUR R F 1.50000 1.5% 20 Mar 2049	300,000	333,356
SWU00R4R5 IRS USD P V 03MLIBOR 1% 11 Oct 2028	600,000	600,000
SWU00R4R5 IRS USD R F 3.20000 3.2% 11 Oct 2028	600,000	598,377
SWU01Y135 TRS USD P E COMMODITYSPREAD	5,700	5,700
SWU01Y135 TRS USD R E COMMODITYSPREAD	5,700	6,688
SWU01Y382 TRS USD P E COMMODITYSPREAD	1,200	1,200
SWU01Y382 TRS USD R E COMMODITYSPREAD	1,200	4,652
SWU01Y481 TRS USD P E COMMODITYSPREAD	1,200	1,200
SWU01Y481 TRS USD R E COMMODITYSPREAD	1,200	3,010
SWU01Y523 TRS USD P E COMMODITYSPREAD	900	900
SWU01Y523 TRS USD R E COMMODITYSPREAD	900	2,407
SWU01Y937 TRS USD P F .00000 0% 29 Jun 2018	2,192,022	2,192,022
SWU01Y937 TRS USD R E SPGCESP CCP CME	8,900	2,336,843
SWU01Y945 TRS USD P F .00000 0% 29 Jun 2018	22,461,694	22,461,694
SWU01Y945 TRS USD R E SPGCESP CCP CME	91,200	23,946,074
SWU02Y019 TRS USD P E GOLDLNPM COMMODITYFO	900	900
SWU02Y019 TRS USD R E GOLDLNPM COMMODITYFO	900	11,150
SWU02Y258 TRS USD P E COMMODITYSPREAD	900	900
SWU02Y258 TRS USD R E COMMODITYSPREAD	900	4,717

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
SWU076221 TRS USD P E COMMODITYSPREAD	600	1,402
SWU076221 TRS USD R E COMMODITYSPREAD	600	6,695
SWU076700 TRS USD P E W K8 COMMODITYFORWAR	50,000	50,000
SWU076700 TRS USD R E W K8 COMMODITYFORWAR	50,000	19,375
SWU076718 TRS USD P E COMMODITYFORWARD	1,500	1,500
SWU076718 TRS USD R E COMMODITYFORWARD	1,500	750
SWU076742 TRS USD P E COMMODITYSPREAD	1,500	1,500
SWU076742 TRS USD R E COMMODITYSPREAD	1,500	754
SWU076866 TRS USD P E LPH8 COMMODITYFORWAR	25	25
SWU076866 TRS USD R E LPH8 COMMODITYFORWAR	25	25
SWU078094 TRS USD R E	35,664	34,313
SWU079100 TRS USD P E COMMODITYSPREAD	900	900
SWU079100 TRS USD R E COMMODITYSPREAD	900	1,006
SWU079118 TRS USD P E COMMODITYSPREAD	1,200	1,200
SWU079118 TRS USD R E COMMODITYSPREAD	1,200	1,414
SWU081858 TRS USD P E W Z8 COMMODITYFORWAR	45,000	45,000
SWU081858 TRS USD R E W Z8 COMMODITYFORWAR	45,000	48,543
SWU083490 TRS USD P E COMMODITYSPREAD	1,200	1,200
SWU083490 TRS USD R E COMMODITYSPREAD	1,200	2,852
SWU0CH627 TRS USD P E COMMODITYT	380,681	67,429,723
SWU0CH627 TRS USD R V 03MTBILL 1% 15 Oct 2018	67,429,723	67,429,723
SWU0CH643 TRS USD P E COMMODITYT	31,629	5,685,890
SWU0CH643 TRS USD R V 03MTBILL 1% 15 Oct 2018	5,685,890	5,685,890
SWU0CH981 TRS USD P V 03MTBILL 1% 15 Aug 2018	6,129,388	6,129,388
SWU0CH981 TRS USD R E COMMODITYT	35,801	6,130,397
SWU0H6519 TRS USD P F .17000 1% 15 Aug 2018	15,478,817	15,478,817
SWU0H6519 TRS USD R E COMMODITYE	144,495	15,492,206
SWU0H6527 TRS USD P F .17000 0.17% 15 Aug 2018	15,748,858	15,748,858
SWU0H6527 TRS USD R E COMMODITYE	134,730	15,747,645
SWU0H6535 TRS USD P F .95000 0.95% 15 Aug 2018	4,766,217	4,766,217
SWU0H6535 TRS USD R E COMMODITYE	35,460	4,747,757
SWU0H6543 TRS USD P F .15000 0.15% 15 Aug 2018	19,321,553	19,321,553
SWU0H6543 TRS USD R E COMMODITYE	170,178	19,328,055
SWU0H6584 TRS USD P F .35000 0.35% 15 Aug 2018	15,160,219	15,160,219
SWU0H6584 TRS USD R E COMMODITYE	145,492	15,246,245
SWU0H6600 TRS USD P F .00000 0% 15 Aug 2018	4,348,861	4,348,861
SWU0H6600 TRS USD R E COMMODITYE	39,594	4,346,242
SWU0H6675 TRS USD P V 03MTBILL 1% 15 Aug 2018	4,550,935	4,550,935
SWU0H6675 TRS USD R E COMMODITYT	12,750	4,567,859
SWU0H6691 TRS USD P V 03MTBILL 1% 15 Aug 2018	129,618,996	129,618,996
SWU0H6691 TRS USD R E COMMODITYT	297,061	130,878,814
SWU0H6709 TRS USD P E SPGCINP	5,327	1,086,837
SWU0H6709 TRS USD R F .00000 0% 15 Aug 2018	1,086,837	1,086,837
SWU0H6725 TRS USD P V 03MTBILL 1% 15 Aug 2018	90,353,875	90,353,875
SWU0H6725 TRS USD R E COMMODITYT	207,090	91,269,817
SWU0H6816 TRS USD P F .00000 0% 15 Aug 2018	4,353,626	4,353,626
SWU0H6816 TRS USD R E COMMODITYE	39,630	4,350,698
SWU0H6931 TRS USD P V 03MTBILL 1% 15 Aug 2018	49,602,061	49,602,061
SWU0H6931 TRS USD R E COMMODITYT	113,759	50,110,995
SWU0H7095 TRS USD P E COMM SWAP SPGCINP JP	7,228	1,485,031

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
SWU0H7095 TRS USD R F .00000 0% 15 Aug 2018	1,485,031	1,485,031
SWU0H7103 TRS USD P V 03MTBILL 1% 15 Aug 2018	28,606,994	28,606,994
SWU0H7103 TRS USD R E COMMODITYT	65,472	28,893,917
SWU0H7111 TRS USD P V 03MTBILL 1% 15 Aug 2018	50,955,206	50,955,206
SWU0H7111 TRS USD R E COMMODITYT	143,562	50,617,970
SWU0QA403 TRS USD P E COMMODITYSPREAD	867	867
SWU0QA403 TRS USD R E COMMODITYSPREAD	867	4,217
SWU0QA551 TRS USD P E COMMODITYSPREAD	1,100	1,100
SWU0QA551 TRS USD R E COMMODITYSPREAD	1,100	1,100
SWU0QA569 TRS USD P E COMMODITYSPREAD	200	200
SWU0QA569 TRS USD R E COMMODITYSPREAD	200	544
SWU0QA577 TRS USD P E COMMODITYSPREAD	500	500
SWU0QA577 TRS USD R E COMMODITYSPREAD	500	1,370
SWU0QA775 TRS USD P F .15000 0.15% 15 Feb 2019	806,808	806,808
SWU0QA775 TRS USD R E COMMODITYE	7,091	806,786
SWU0SA179 TRS USD P E VARS S X8 0.044944 1	93,000	93,000
SWU0SA179 TRS USD R E 2018-08-16	93,000	94,404
SWU0SS543 TRS USD P E LPU18 COMMODITYFORWA	175	175
SWU0SS543 TRS USD R E LPU18 COMMODITYFORWA	175	175
SWU0SS550 TRS USD P E LPZ18 COMMODITYFORWA	175	175
SWU0SS550 TRS USD R E LPZ18 COMMODITYFORWA	175	175
SWU0SS576 TRS USD P E COMMODITYSPREAD	300	300
SWU0SS576 TRS USD R E COMMODITYSPREAD	300	561
SWU0SS709 TRS USD P E COMMODITYFORWARD	45,000	45,000
SWU0SS709 TRS USD R E COMMODITYFORWARD	45,000	26,100
SWU0SS881 TRS USD P E COMMODITYSPREAD	400	400
SWU0SS881 TRS USD R E COMMODITYSPREAD	400	1,044
SWU0SS899 TRS USD P E COMMODITYSPREAD	400	400
SWU0SS899 TRS USD R E COMMODITYSPREAD	400	1,104
SWU0SS907 TRS USD P E COMMODITYSPREAD	350	350
SWU0SS907 TRS USD R E COMMODITYSPREAD	350	984
SWU0SS915 TRS USD P E COMMODITYSPREAD	350	350
SWU0SS915 TRS USD R E COMMODITYSPREAD	350	967
SWU0TY184 TRS USD P E VARS S X8 0.043681 1	100,000	100,000
SWU0TY184 TRS USD R E 2018-08-10	100,000	100,960
SWU0WE184 TRS USD P E COMMODITYSPREAD	1,100	1,100
SWU0WE184 TRS USD R E COMMODITYSPREAD	1,100	1,007
SWU0WE275 TRS USD P E COMMODITYSPREAD	1,900	1,900
SWU0WE275 TRS USD R E COMMODITYSPREAD	1,900	3,213
SWU0WE929 TRS USD P E COMMODITYSPREAD	5,700	5,700
SWU0WE929 TRS USD R E COMMODITYSPREAD	5,700	9,042
SWU0WS050 TRS USD P F .00000 0% 28 Sep 2018	2,338,122	2,338,122
SWU0WS050 TRS USD R E SPGCESP CCP CME	8,900	2,375,519
SWU0WS068 TRS USD P F .00000 0% 28 Sep 2018	23,958,587	23,958,587
SWU0WS068 TRS USD R E SPGCESP CCP CME	91,200	24,332,379
SWU0Y8599 TRS USD P E COMMODITYSPREAD	4,800	15,090
SWU0Y8599 TRS USD R E COMMODITYSPREAD	4,800	6,003
SWU0Y8839 TRS USD P E COMMODITYSPREAD	1,200	1,200
SWU0Y8839 TRS USD R E COMMODITYSPREAD	1,200	1,864
SWU0Y8888 TRS USD P E LPZ18 COMMODITYFORWA	25	25

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4i — Schedule of Assets (Acquired and Disposed of Within Year)

December 31, 2018

Identity of issue, borrower, lessor, or similar party including maturity date, rate of interest, collateral, par or maturity value	Shares / Par Value	Proceeds of Dispositions
SWU0Y8888 TRS USD R E LPZ18 COMMODITYFORWA	25	25
SWU0Y8912 TRS USD P E COMMODITYSPREAD	600	600
SWU0Y8912 TRS USD R E COMMODITYSPREAD	600	1,109
SWU0Y9332 TRS USD P F .30000 0.3% 15 Aug 2018	15,460,511	15,460,511
SWU0Y9332 TRS USD R E COMMODITYE	13,904	15,453,312
SWU0Y9381 TRS USD P E COMMODITYSPREAD	3,800	3,800
SWU0Y9381 TRS USD R E COMMODITYSPREAD	3,800	3,454
SWU0Y9696 TRS USD P E COMMODITYSPREAD	1,800	1,800
SWU0Y9696 TRS USD R E COMMODITYSPREAD	1,800	3,600
SWU0Y9704 TRS USD P E	45,503	45,503
SWU0Y9704 TRS USD R E	45,503	46,288
SWU0Z4019 TRS USD P E COMMODITYSPREAD	300	300
SWU0Z4019 TRS USD R E COMMODITYSPREAD	300	509
SWU0Z8408 TRS USD P E COMMODITYSPREAD	1,100	1,100
SWU0Z8408 TRS USD R E COMMODITYSPREAD	1,100	1,100
SWU0Z9000 TRS USD P E COMMODITYSPREAD	400	400
SWU0Z9000 TRS USD R E COMMODITYSPREAD	400	698
Total Derivatives		$1,394,834,865
Total Acquired and Disposed of Within the Year		$2,205,644,934

THE GOLDMAN SACHS 401(k) PLAN

Schedule H, Line 4j — Schedule of Reportable Transactions

December 31, 2018

Identity of issue, borrower, lessor or similar party	Purchase price	Number of transactions (purchases)	Selling price	Number of transactions (sales)	Cost	Current value	Net gain or (loss)
Series of Transactions
*SSGA S&P 500® INDEX NON-LENDING SERIES FUND - Class N	$–	–	$1,241,768,058	105	$684,035,434	$1,241,768,058	$557,732,624
*SSGA S&P 500® INDEX NON-LENDING SERIES FUND - Class K	1,175,673,991	24	–	–	1,175,673,991	1,175,673,991	–
Single Transactions
*SSGA S&P 500® INDEX NON-LENDING SERIES FUND - Class N	$–	–	$1,168,899,572	1	$643,790,756	$1,168,899,572	$525,108,816
*SSGA S&P 500® INDEX NON-LENDING SERIES FUND - Class K	1,168,899,572	1	–	–	–	1,168,899,572	–

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GOLDMAN SACHS 401(k) PLAN

Members of the Administrative Committee

By:	/s/	Christopher Ceder
Name:		Christopher Ceder

By:	/s/	Michael Rendel
Name:		Michael Rendel

By:	/s/	Michael Perloff
Name:		Michael Perloff

Date: June 21, 2019

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm